Annual Report

2020/21

NEW BRUNSWICK
POWER CORPORATION



the power of possibility
débordant d'énergie

Submission Letter

June 2021

Honourable Mike Holland
Minister of Natural Resources and Energy Development
Province of New Brunswick
PO Box 6000
Fredericton NB E3B 5H1

Minister,

We are pleased to submit the Annual Report of New Brunswick Power Corporation for the fiscal year ended March 31, 2021 in compliance with section 5 of the *Accountability and Continuous Improvement Act* and section 42 of the *Electricity Act*. We are accountable for the preparation of this Annual Report and for the results contained herein.



Chuck Firlotte
Chair

Keith Cronkhite
President and Chief Executive Officer



Turning sap into syrup takes a lot of energy – just ask the team at Canadian Organic Maple Co. Ltd. in Divide. Owners Gus and Sandra Hargrove believe the responsible thing to do is use less energy and emit less carbon. They leveraged our Industrial Energy Efficiency Program to install new technology to make the sap conversion more efficient and extended power lines to their facility to reduce fuel costs for diesel generators. Now Canadian Organic Maple Co. Ltd. and team members like Kayla Bennett on the cover are getting much closer to their goal of being carbon neutral. That's what everyday energy leadership looks like.

Table of Contents



In 2009, Jacques LaForge and his children Louise and Rock began the process to set up and integrate a first-of-its-kind biogas system with their dairy farm in Saint-André. Now, their state-of-the-art system generates enough clean electricity to power 1,000 to 1,200 homes. We are proud to work closely with the LaForge family through our Embedded Generation program to help them realize their family's innovative vision to reduce their impact on New Brunswick's environment.

New Brunswickers Powering New Brunswick

For over 100 years, NB Power has been proud to deliver safe, reliable, sustainable and cost-effective electricity.

Today, NB Power is responsible for the generation, transmission and distribution of electricity that powers the homes, businesses and communities of more than 400,000 customers.

The company maintains one of the most diverse generation fleets in North America. Committed to a vision of sustainable energy for future generations, NB Power also purchases renewable wind, hydro and biomass energy and is making further investments in low-carbon fuel and energy conservation strategies.

Together, NB Power has a combined total generating capacity of 3,790 MW, with an additional installed generating capacity of 608 MW, including 513 MW of renewables, provided by third parties through power purchase agreements.

New Brunswickers' needs for electricity vary significantly with the seasons, with energy usage reaching its highest peaks in the cold winter months. To meet the wide swing in demand and make sure New Brunswickers have the power they need when they need it, NB Power also maintains standby generation with extra capacity.

The company delivers safe, reliable energy to its customers by way of 21,434 km of distribution lines, substations, terminals and switchyards that are interconnected by 6,875 km of transmission lines.

As a Crown Corporation, NB Power's owner and sole shareholder is the Government of New Brunswick. The utility reports to the government through the Minister of Natural Resources and Energy Development. The government's expectations are expressed through legislation, policies and mandate letters.

The *Electricity Act* gives NB Power the authority to sell electricity within the province and to manage and operate NB Power's resources and facilities for the supply, transmission and distribution of electricity within New Brunswick. The *Electricity Act* also establishes that, to the extent practicable, rates charged by NB Power need to be as competitive as possible, and changes in rates are regulated by the New Brunswick Energy and Utilities Board and need to be stable and predictable from year to year.

NB Power has four main operating divisions

Customer Service
Teams across Customer Service are responsible for delivering safe, reliable and reasonably priced energy to customers.

Generation
Across its 13 hydro, coal, oil, natural gas and diesel-powered generating stations, the Generation division maintains and operates the generating stations to provide a reliable energy supply for New Brunswickers.

Nuclear
The Nuclear division maintains and operates the Point Lepreau Nuclear Generating Station (PLNGS), the only nuclear generating station in Atlantic Canada, providing customers with carbon-free generation.

Transmission & System Operator
The Transmission & System Operator division operates and maintains the terminals, switchyards and interconnected transmission lines to carry electricity from generating stations and other supply sources over long distances to the customer distribution network, large industrial customers and export markets, and also ensures a reliable system.

In support of NB Power's operations. Corporate service departments also exist that provide strategic direction, communications, finance, legal, human resources, supply chain and other support services to the company.

New Brunswick Energy Marketing Corporation
A wholly-owned subsidiary of NB Power, New Brunswick Energy Marketing Corporation conducts energy trading activities in markets outside of New Brunswick, purchases electricity to meet demand in and outside New Brunswick, and sells excess energy generated in New Brunswick to other jurisdictions.

Across the company, employees are embracing the power of possibility as the company continues to strive toward achieving excellence and becoming customers' partner of choice for energy solutions.

POWERING NEW BRUNSWICK



Québec

Hydro Québec

Eel River BELLEDUNE

Lamèque

Caraquet

STE.-ROSE

Caribou Bathurst

Tracadie

Allardville

Hydro Québec

Edmundston

NEPISIGUIT FALLS

Twin Rivers Iroquois

MPS
St. Leonard

Saint-André SISSON

MILLBANK

GRAND FALLS

Newcastle

Ortonville

New Brunswick

MPS TOBIQUE

MPS BEECHWOOD

Maine

Florenceville

Prince
Edward
Island

Scoudouc Murray
Corner

Woodstock

Moncton

HWC

Millville Keswick
Marysville

Grand Lake Salisbury Memramcook

Nova Scotia

MACTAQUAC

New England

Norton

Kent Hills

Oak Bay Grandview

New England

St. George BAYSIDE

Lancaster

MILLTOWN

Pennfield COLESON COVE

POINT LEPREAU

EMEC

GRAND MANAN

	Nuclear		Terminal
	Hydro		Interconnection
	Wind		345 kV Lines
	Thermal		230 kV Lines
	Combustion Turbine		138 kV Lines

Net generating capacity

Thermal

Coleson Cove	972 MW
Belledune	467 MW
Bayside (Natural Gas Combined Cycle)	277 MW
Total Thermal	**1,716 MW**

Hydro

Mactaquac	668 MW
Beechwood	112 MW
Grand Falls	66 MW
Tobique	20 MW
Nepisiguit Falls	11 MW
Sisson	9 MW
Milltown	3 MW
Total Hydro	**889 MW**

Nuclear

Point Lepreau	**660 MW**

Combustion Turbine

Millbank	397 MW
Ste.-Rose	99 MW
Grand Manan	29 MW
Total Combustion Turbine	**525 MW**

Total Generating Capacity

Thermal	1,716 MW
Hydro	889 MW
Nuclear	660 MW
Combustion Turbine	525 MW
Total Generating Capacity	**3,790 MW**

Power Purchase Agreements (PPAs)

Kent Hills (Wind)	167 MW
Caribou Mountain (Wind)	99 MW
Lamèque (Wind)	45 MW
Wisokolamson Energy (Wind)	18 MW
Wocawson Energy (Wind)	20 MW
Grandview (Natural Gas)	95 MW
Twin Rivers (Biomass)	39 MW
Irving Pulp & Paper (Biomass)	33 MW
AV Nackawic (Biomass)	26 MW
AV Cell (Biomass)	21 MW
St George (Hydro)	15 MW
Edmundston Hydro	9 MW
Other Renewable	21 MW
Total	**608 MW**



Letter to Our Customers

Dear Customers,

For many of us, the predominant theme of this past year has been the pandemic and the adjustments we have made to live in our new normal. Over the course of the year, we had to change how we interacted with one another and often times refrained from seeing our family and friends. Many took the opportunity to slow down, took on new hobbies and home projects, and explored the beauty and adventure New Brunswick has to offer. Still others were faced with the financial hardships and felt the mental health impacts the pandemic presented.

Supporting you through this pandemic no matter your situation has been our guiding force this past year. In the early days of the pandemic, we recognized the vital role we play by providing safe and reliable electricity to New Brunswickers – an essential service that keeps our hospitals operating, powers your businesses and runs your homes. And from the beginning, we operated to protect the health and safety of you, our customers, as well as our employees and contractors.

As New Brunswick took measures to curb the effects of the pandemic, we took immediate steps to support you. We suspended service disconnection for non-payment, deferred electricity bill payments and waived interest and late payment charges. Our generation teams ensured our system remained ready during the crisis and when New Brunswick was impacted by three significant weather events during the first quarter, our distribution and customer service teams rose to the challenge – restoring power to you as quickly as it was safe to do so.

As we moved from initial mission critical operations toward pandemic recovery, we re-introduced to you as quickly as possible the services we had temporarily suspended. Following Public Health's protocols, we resumed water heater programs, vegetation management and efficiency services while ensuring we interacted together safely.

Having pivoted quickly to ensure our safety protocols were in place and our critical operations continued to keep the lights on and provide the programs and services you have come to expect, we were also able to pursue opportunities that will advance our business for the benefit of all New Brunswickers.



Mike Hussey and NB Power Technical Energy Advisor Aileen Villanueva conduct an Energy Walk-Through at OSCO Construction Group, located in Saint John. Using the Industrial Energy Efficiency Program's Prescriptive incentives, Ocean Steel replaced 216 old, metal halide fixtures with 166 new, LED fixtures, cutting Ocean Steel's power consumption by half while also creating a safer, better and brighter working environment that avoids production disruptions to maintain the old fixtures. The improved lighting has created a more efficient, productive work environment and happier employees, while Ocean Steel does its part for the environment.

Expanding our service offerings, we launched two new efficiency programs this year with a particular concentration on supporting those of you who are our business and industrial customers.

Some of you may have accessed our new Business Rebate Program. It helps New Brunswick businesses offset the cost of single efficiency upgrades and offers quick and simple rebates for businesses using an expedited process, with no requirement for a prior energy audit. We also introduced a free service for those of you in the industrial sector to help your facilities get a handle on your energy costs and find ways to reduce energy use prior to investing in an energy audit. We are proud to have efficiency programs available to each of you, whether residential, business or industrial customers, to help you save on your energy bills and help the environment while supporting the provincial economy.

We were also pleased that the Energy and Utilities Board gave us a positive decision on our application for an Advanced Metering Infrastructure capital project for smart meters and the associated communications network. In the fall, we began developing the full implementation plan, including details around building the communications network and integrating the necessary systems as well as deploying smart meters. We expect to begin the meter upgrade in early 2022 with completion in 2024. Smart meters are essential to building a smarter, cleaner, more reliable and efficient power grid and will bring important benefits to all New Brunswickers.



With the burgeoning electrification of the transportation sector, we built a smart electric vehicle fast charging network, establishing New Brunswick as the first fully connected province with connections to Quebec and Nova Scotia. The eCharge Network supports New Brunswickers' switch to EVs by tackling one of the most common barriers to EV adoption: range anxiety. We are leading the charge - changing half of our light-duty fleet to EVs and facilitating the growth of the electric vehicle market in New Brunswick. The network of smart public charging stations, like the one being used here at the University of New Brunswick, helps realize our vision of a more sustainable energy future for the province we're proud to call home.

Throughout the year, we also continued to work collaboratively with the Department of Natural Resources and Energy Development, ARC Canada and Moltex to commence the development of the New Brunswick supply chain network that will support the small modular reactor industry. We believe nuclear energy in the form of small modular reactors is essential to achieving carbon-free electricity in New Brunswick.

In 2020/21, we sourced approximately 51 per cent of our in-province electricity sales from biogas, biomass, hydro and wind resources. When coupled with approximately 30 per cent from nuclear power we achieved a grid that was 81 per cent non-emitting.

During the year, we were honoured to receive two Canadian Electricity Association Centre of Excellence Awards for Innovation Leadership for our Shediac Smart Energy Community Project and the First Provincially Connected EV Charging Network. We will continue to look for solutions and new technologies that provide you clean energy options that help us work together to create a low-carbon future.

As you peruse the contents of this annual report, you will see that during this unprecedented year, we achieved strong results in most areas with a couple of exceptions. We achieved one of our best scores ever on the customer satisfaction index and while our safety results fell short of our ambitious target of zero, we did see good year-over-year improvement. We also saw strong transmission and distribution system reliability results, which further supported you because the frequency and duration of our outages were reduced.

We were challenged this year by generation system reliability issues – most notably a six-week long unplanned outage at Point Lepreau Nuclear Generating Station. As a result, our financial results fell short of expectations with a loss of $4 million compared to our net earnings target of $41 million and an increase of $9 million in debt as opposed to our budget expectation of a $17 million decrease. By deferring some of our capital project and operations, maintenance and administration spending and our ongoing success in achieving continuous improvement savings, we were able to lessen some of the COVID-related expenses and the impact of the Point Lepreau Nuclear Generating Station outages.

It has been our pleasure to provide direction and oversight to a dedicated team that provides safe and reliable service for New Brunswickers' homes, businesses and communities. As the first year for each of us in our roles as Chair and as President & CEO, we would like to thank the Board and management for their support as we navigate our new roles to bring about transformational change at NB Power.

We would be remiss if we did not thank Ed Barrett, who joined the NB Power Board of Directors in 2007 and assumed the role of Chair in 2010. His leadership provided the Board a unique combination of strengths in business management and corporate governance, complemented by his commitment to serving the province and the people of New Brunswick.

And finally, we thank our employees who are dedicated to NB Power and the province where they live and work. We are only able to provide you the service and programs you have come to expect because of our employees' efforts over what has been a unique year for everyone. Time and again this past year, they demonstrated their commitment to deliver safe, reliable energy solutions to you and our other 400,000 customers at your home, your work and in your community. Together, we will continue to provide you the service and reliability you have come to expect.

Looking forward, we are optimistic for the year ahead to work with you, our customers, and help the province recover. As we return to our new normal, we will continue to optimize our operations with technology advances and efficiencies gained through the pandemic. For you our customers, we will expand our efficiency programs to provide more savings and help spur our economy while further reducing our carbon footprint.



Chuck Firlotte
Chair



Keith Cronkhite
President and CEO



Governance

At NB Power, we have a strong commitment to best practices in governance on behalf of our Shareholder, customers and other stakeholders.

NB Power reports to its Shareholder, the Government of New Brunswick, through the Minister of Natural Resources and Energy Development. The Government's expectations are expressed through legislation, policies and a mandate letter.



Board of Directors



Charles V. Firlotte
Chair



Keith Cronkhite
(ex-officio)



Judith Athaide



Anne Bertrand



Alain Bossé



Andrew MacGillivray



Paul McCoy



Scott Northard



Mark E. Reddemann



Barbara Trenholm



Nancy Whipp



Mike Wilson

NB Power's Board of Directors is responsible for directing the affairs of the Corporation consistent with the *Electricity Act*, which mandates that "the board of directors of the Corporation shall administer the business and affairs of the Corporation on a commercial basis, taking into consideration government policy". NB Power's governance model ensures that the Board acts as a governing/oversight body rather than a managing board.

As a result, the Board is responsible for setting and monitoring the strategic direction of the Corporation and providing oversight over its operations taking into consideration emerging risks and opportunities. The President and CEO, who is an ex-officio member of the Board, is responsible for the day-to-day leadership and management of the Corporation. This model provides NB Power's senior executives with the guidance and space to operate effectively, while ensuring that the Board is able to execute its core responsibilities.

Independence

The Lieutenant-Governor in Council appoints NB Power's Board, which is comprised of the President and CEO, who is a non-voting member, and not more than 14 independent directors.

The Shareholder requires NB Power to have an independent board of directors. All of NB Power's Board members, including the Chair, are independent of management. NB Power further ensures Board independence by including in-camera discussions by the Board members without the management team being present at every board and committee meeting.

NB Power Board members are expected to conduct themselves with honesty and integrity throughout the course of performing their duties for the Corporation. On an annual basis, Board members signify compliance with NB Power's Code of Ethics by filing a Declaration and a Conflict of Interest Questionnaire. The NB Power Board regularly monitors potential conflicts of interest among Board members and works diligently to manage any conflicts that may arise and ensure transparency to the Shareholder and general public.

Committees

The Board establishes committees on an as-needed basis where it believes they add value in assisting the Board in the discharge of its duties. NB Power is in the process of refreshing its committee structure and membership to align mandates with areas of greatest focus. During fiscal 2020/21, NB Power had five committees focused on areas critical to the success of the Corporation.

Audit Committee
Nancy Whipp (Chair), Judith Athaide, Anne Bertrand, Alain Bossé,
Chuck Firlotte (ex-officio), Paul McCoy, Barbara Trenholm

The Audit Committee assists the Board of Directors in overseeing
- the quality and integrity of the Corporation's financial reporting process
- the Corporation's compliance with legal and regulatory requirements
- the qualifications, independence and performance of the external auditor
- the qualifications, independence and performance of the internal auditor
- the Corporation's systems of disclosure controls and procedures, internal controls over financial reporting and compliance with ethical standards
- the Corporation's enterprise risk management program

Capital Investment and Planning Committee
Mike Wilson (Chair), Alain Bossé, Chuck Firlotte (ex-officio),
Andrew MacGillivray, Paul McCoy

The Capital Investment and Planning Committee assists the Board of Directors in establishing and maintaining appropriate board policies that guide the Corporation in respect to investment management decisions and business planning.

Nominating, Governance and Shareholder Relations Committee
Andrew MacGillivray (Chair), Alain Bossé, Chuck Firlotte,
Barbara Trenholm, Mike Wilson

The Nominating, Governance and Shareholder Relations Committee assists the Board of Directors in establishing and maintaining an effective system of corporate governance, ensuring NB Power's communications with the Shareholder are consistent with expectations and delivered in a professional and timely manner and in maintaining a full slate of directors with the appropriate personal characteristics, experience and skill sets that provide for a mix of competencies on the Board.

Nuclear Oversight Committee
Paul McCoy (Chair), Judith Athaide, Chuck Firlotte (ex-officio),
Scott Northard, Mark Reddemann, Barbara Trenholm, Nancy Whipp,
Mike Wilson

The Nuclear Oversight Committee advises and assists the Board of Directors in developing and implementing long-term policies and strategies to ensure safe and efficient operation of the Point Lepreau Nuclear Generating Station. The Committee is responsible for monitoring nuclear performance, particularly with respect to safety and operations issues, and nuclear risk

Safety, Human Resources and Environment Committee
Anne Bertrand (Chair), Judith Athaide, Chuck Firlotte,
Andrew MacGillivray

The Safety, Human Resources and Environment Committee assists the Board of Directors in providing advice and direction on safety and environmental issues and performance as well as on human resources and compensation issues.

Skills and Expertise

NB Power's Board of Directors is made up of individuals with expertise and experience in owning and managing businesses, starting new businesses, managing and operating nuclear stations, strategic planning, marketing and communications, accounting and finance and overseeing human resource, regulatory and stakeholder relations. In addition, the majority of NB Power's Board members have acquired their ICD.D designation through the Directors Education Program, which was jointly developed by the Institute of Corporate Directors and the University of Toronto's Rotman School of Management.

NB Power's Board maintains a Skills Matrix as a tool to assist it in seeking the optimum mix of experience, competency and specific expertise as it chooses future Board candidates for recommendation to the Shareholder. The Nominating, Governance and Shareholder Relations Committee reviews the Skills Matrix on an annual basis and updates it as required.

Diversity and Inclusion

NB Power's Board highly values diversity and supports the appointment to the Board of diverse candidates who reflect New Brunswick's population demographic. The Board believes that candidate diversity, along with varied skills and experiences, contributes to a balanced and effective Board. The Board also values inclusion and ensures each Board member is equally engaged in sharing their individual and diverse perspectives, skills and experience to effectively govern NB Power.

Continuous Improvement

NB Power Board members receive a comprehensive orientation and attend external seminars to maintain or enhance their skills and/or to ensure their knowledge and understanding of NB Power's business remains current. Due to COVID-19 protocols in 2020/21, NB Power's Board members were not able to visit NB Power sites as they normally would to further enhance their knowledge of the business. NB Power Board members will resume these visits once COVID-19 protocols allow.

NB Power's Board conducts, on a recurring basis, an evaluation of board and director effectiveness. The Board uses insights gained through these assessments to make improvements to board process and structure and to facilitate individual director development.

Board Membership Changes
Ed Barrett left the Board in October 2020
Michael Sellman left the Board in November 2020
Scott Northard and Mark Reddemann joined the Board in November 2020



Executive



Keith Cronkhite
President and
Chief Executive Officer



Lori Clark
Senior Vice President
Operations



Darren Murphy
Chief Financial Officer and
Senior Vice President
Corporate Services



Brett Plummer
Vice President
Nuclear and
Chief Nuclear Officer



Suzanne Desrosiers
Vice President
Human Resources



Tony O'Hara
Chief Technology Officer
and Vice President
System Operations



James Petrie
Chief Legal Officer



Report on Performance

Key Performance Indicators

As the saying goes, what gets measured gets managed and improved, and we focus our efforts on five key areas: safety, customer, organizational, reliability and environmental.

2020/21 Measures		Actual	Target
Safety Excellence			
Total Recordable Injury Frequency	↓ is better	0.84	0
Customer Excellence			
Customer Satisfaction Index	↑ is better	730	698
Organizational Excellence			
Net Earnings ($ millions)		(4)	41
OM&A ($ millions)		508	508
Capital Spending ($ millions)		311.2	338.9
Continuous Improvement Savings ($ millions)		28.5	27.1
Reliability Excellence			
System Average Interruption Frequency Index (SAIFI)	↓ is better	2.20	2.24
System Average Interruption Duration Index (SAIDI)	↓ is better	5.51	5.55
Forced Loss Rate (PLNGS) (%)	↓ is better	14	4.0
Environmental Excellence			
Annual Peak Hour Demand Reduction (MW)	↑ is better	15.04	21.60

In setting our Key Performance Indicators (KPIs), we challenge ourselves to set goals that are not easy or assured, but aspirational, and aim for continuous improvement. When we examine our performance, we seek to understand what drove the result, identifying what worked well and what needs improvement and develop the action plans for further our improvement.

We want our employees to work safely and go home to their loved ones every day, so our most aspirational goal is our safety goal of zero employee injuries. Since working around electricity is inherently hazardous, we mitigate the hazards with training programs and strict policies to ensure safe practices. Over the course of this past year, we also focused on supporting employees' mental health so they could continue to be safe during the pandemic. To measure the effectiveness of our safety programs and practices, we tracked injuries and the amount of work time lost due to safety incidents. Our trending indicated that the occurrence of strains, sprains and overexertion affected our 2020/21 safety performance. While we did not achieve our company-wide goal of zero injuries, we did improve when compared to last year's result and remain committed to achieving zero so everyone can go home safely.

To measure customer satisfaction, we use independent data from research firm J. D. Power that is based on surveys of New Brunswick customers and then evaluated against results from other utilities. We finished the year with increases in various areas of customer satisfaction and well above our customer satisfaction index target, achieving second quartile as ranked with comparable utilities. Customers were more satisfied with us this past year as a result of the support we provided customers during the pandemic. Based on the attributes contributing to our score, we will prioritize our customer-facing efforts in the coming year to continue on our path to improved customer satisfaction.

Recognizing our obligations to maintain competitive rates and pay down our debt, our organizational excellence indicators are tied directly to our financial performance. Our ability to achieve net earnings this past year was significantly impacted by the unplanned outage at Point Lepreau Nuclear Generating Station and by delaying the April 1, 2020 rate increase to March 31, 2021. In spite of our shortcomings in net earnings, we did see strong performance in our other financial indicators of operations, maintenance and administration, capital spending and continuous improvement savings. The pressures on our net earnings also meant we fell short of our debt reduction targets for the year. NB Power remains committed to meeting the legislative debt target by 2027 as per its mandate. We also remain committed to working hard to keep rates competitive and stable for customers.

We maintained strong distribution and transmission system reliability for our customers throughout 2020/21, as measured by the duration and frequency of interruptions in delivering power to our customers. This was in part because we trimmed trees and vegetation to reduce contact with the lines and realized the benefits of our reliability-focused equipment maintenance activities. Unfortunately, Point Lepreau Nuclear Generating Station was well outside its reliability target due to the unplanned outage in 2021. Our goal remains to increase equipment reliability and the use of human performance tools to improve Station reliability for the benefit of our customers.

We were below our target for environmental excellence, which was focused on our measure of peak hour demand reduction. Our commercial and industrial customers faced their own challenges brought on by the COVID-19 pandemic, and we didn't see the uptake in our programs at the levels we had anticipated. In addition, we also delayed our own internal demand side projects to refocus our priorities in response to COVID-19, which also contributed to us missing the peak hour demand reduction target.

Performance Highlights

Supporting Customers and Employees during COVID-19

NB Power has been, and will continue to be, negatively impacted by the COVID-19 pandemic that has caused economic and other disruptions globally. Our immediate response to the pandemic was focused on the safety of employees and customers while ensuring we were able to provide essential electricity services to our customers.

We recognize the important role we play in providing safe and reliable service for New Brunswickers' hospitals, homes, businesses and communities. Throughout 2020/21, our focus on mission critical work directed our efforts to operating our generating stations, transmission and distribution systems, continuing to keep the lights on for New Brunswickers.

We also took immediate steps to support our customers financially, delaying the pending 2020/21 rate increase to the last possible date of March 31, 2021. We suspended service disconnection for non-payment, deferred electricity bill payments and waived interest and late payment charges. Your response reinforced for us that our efforts to work with you to find individualized solutions was the best support we could offer.

It is important that we recognize the strong performance of our employees during these extraordinary times. From the early days of the pandemic, employees performing critical infrastructure work have remained at work. For those employees who were home, we were immediately able to roll out technology so they could continue working and interacting with one another remotely, as effectively and productively as possible.

With a shift to remote working and the increasing anxiety surrounding the pandemic, we also recognized the potential toll this could have on our employees. We increased our internal safety communications and focused our attention on employee mental health. And we maintained our focused effort to address pandemic-related safety and mental health concerns as often as possible when meeting with management, teams and groups of employees across NB Power.

In the critical early months of the pandemic, and throughout the year, we continued to provide essential services to our customers. As a result of all of our in-house protocols and our focus on adhering to Public Health guidelines, we were able to keep our workplace safe. Fortunately, when we were faced with a localized quarantine affecting several operational employees, we were able to minimize the impact on our operations and on customers.

It is too early to determine the impact the COVID-19 pandemic will have on our operational and financial performance over the next several quarters. The full extent of the impact will depend on the successful roll out of vaccines, increases in provincial economic activity and the stabilization of supply chains. What we do know is that as New Brunswickers, we stand by you and support you as our beautiful province recovers.

What Matters Most

We want to help our customers experiencing hardships resulting from the pandemic so they can focus on what matters most.

Providing Reliable Energy for our Customers

At NB Power, we work hard every day to provide reliable, safe, sustainable energy for our customers. We develop maintenance programs for our generation, transmission and distribution systems that ensure we maintain the equipment and systems and leverage our system diversity to enable equipment upgrades and planned outages with no impact to customers. In addition, our preventative maintenance programs follow industry best practices and ensure we maintain assets effectively, while achieving our environmental targets.

This past year, we planned outages at Point Lepreau Nuclear Generating Station (PLNGS). The timing of the outage at PLNGS, originally scheduled to begin April 10, was adjusted in response to the circumstances created by the COVID-19 pandemic.

Closely following the expert advice of industry operating experience, and federal and provincial health departments, we implemented extensive COVID-19 mitigation protocols, processes and related infrastructure to ensure the continued mitigation of potential risks from the coronavirus. As a result of expansive planning and preparation, the team implemented COVID-19 mitigation protocols that kept NB Power COVID-19 free and available to provide reliable energy.

We were challenged by reliability issues across our generating system. The planned PLNGS outage was extended and during the outage, we experienced two additional forced outages in our generation fleet. PLNGS then entered an unplanned outage in January, during which time our fleet encountered another forced outage. Customers did not experience the effects of these reliability challenges because New Brunswick Energy Marketing Corporation, a subsidiary of NB Power, ensured we continued to secure a reliable supply, purchasing electricity to meet demand in and outside New Brunswick.

Providing customers the power they need when they need it also requires a reliable distribution and transmission system. With more than 20,000 km of distribution lines and close to 7,000 km of transmission lines to serve customers, our electricity infrastructure covers a vast expanse of terrain. Increasingly, that terrain and our infrastructure is subject to more frequent and extreme weather events brought about by climate change. In recent years New Brunswick has experienced a number of winter ice storms, spring flooding and even a post-tropical rainstorm, each of which has resulted in extended outages for customers.

It was a significant achievement that we were able to continue to provide customers our essential service during the critical early months of the pandemic, including an exceptional response to four storms in a six-week period.

Our use of improved data analytics to leverage the leading global weather forecasting platform has enabled us to proactively respond to storms and other severe weather conditions, optimize restoration efforts and minimize risk and damage. Throughout the year, improvements were continuously being made to the software as outage data was collected.

**We are
New Brunswick**

We work hard every single day to provide consistent, safe, reliable and sustainable energy at the lowest possible cost.

Because we're New Brunswickers too.

Vegetation management is another valuable tool in our reliability and storm restoration toolkit. Over 80 per cent of New Brunswick is covered in trees. It's one of the things that makes our province so beautiful, but it's also a potential hazard to our power grid. That's why all trees surrounding distribution and transmission lines are maintained by NB Power. The work our arborists do is just as important to keeping the power on as the maintenance we perform on any line or substation.

Throughout 2020/21, our vegetation management teams in the province, including an internal crew of utility arborists and 14 external vegetation companies, used a variety of techniques and tools to cut and prune trees along more than 2,000 km of transmission and distribution lines, keeping New Brunswick's power lines clear and ridding growth before it became a problem. Our annual cut plan was based on a review of line performance from the previous year, our multi-year rotating review of every line in the province to evaluate potential hazards, and a tree clearance minimum and species-specific approach to maintenance. LIDAR technology is another tool being used to optimize vegetation management on the transmission system.

We also made over 3,650 on-site visits over the course of the year to assess customer requests for tree maintenance to determine if it met our criteria for work. Based on our assessments, over 1,500 of the requests customers made resulted in the identification of situations that impacted the safety or reliability of power lines, which we actioned to maintain the reliability of our system.

To ensure our transmission reliability, we focused on maintaining scheduled outages and minimizing defective equipment impacts. We also began undertaking a vulnerability assessment of assets and operations and improving the visibility of assets by automating health and criticality indicators. Over the year, we invested over $30 million replacing transmission assets and strengthening our transmission system.

We are exploring new technologies that will further improve reliability. We have partnered with the Université de Moncton, the Atlantic Canada Opportunities Agency, Mitacs and the New Brunswick Innovation Foundation on a new Centre for Artificial Intelligence, to be located at the university. The Centre will use artificial intelligence to deliver new programs that will improve reliability, reduce cost and improve workforce safety for NB Power. The first projects to be developed as part of this partnership will allow NB Power to improve its inspection and maintenance programs - to provide more reliable service to customers.

Keeping family connected

Regular pruning and cutting of trees help prevent outages, and electrical hazards

Powering New Brunswick's Future

Our Integrated Resource Plan provides a 20-year outlook, which guides us to ensure we're making the best short- and long-term energy decisions for the province. Every three years, the plan is refreshed to reflect the changing energy landscape and customer expectations. Once updated, as per the *Electricity Act*, NB Power submits the Integrated Resource Plan to the Government of New Brunswick for approval and to the New Brunswick Energy and Utilities Board following that approval.

We submitted in 2020 our updated Integrated Resource Plan, outlining long-term strategies to ensure our system stays reliable at the least cost. We also identified ways we can continue to meet energy demand, while being mindful of renewable resources and environmental protection. We prepared the plan through in-depth analysis of energy efficiency and demand considerations that reduce and shift consumption as well as supply considerations. We also examined the reliability and security of supply. The results we presented included the feedback we received during our consultation with New Brunswickers and factored in policy and regulatory considerations.

The 2020 Integrated Resource Plan balances the principles of least-cost planning, economic and environmental sustainability, and risk management. The recommended actions will continue NB Power's journey to a sustainable energy future for New Brunswickers.

Engaging with First Nations Communities

NB Power recognizes the significance, distinct interests and culture of New Brunswick's Indigenous people and is working hard to build and strengthen positive relations. We believe in building long-term, mutually beneficial working relationships with our surrounding First Nations communities based on a foundation of respect, inclusion and responsiveness.

While the pandemic presented challenges to holding in-person meetings throughout the year, we continued proactive, regular engagement and consultation with First Nations communities to ensure we understood potential adverse impacts to Indigenous rights so that we may appropriately avoid or mitigate any impacts.

We continued over the course of the year to foster positive relationships with First Nations communities by addressing issues and interests, providing customer service, facilitating resolution of legacy issues and conducting consultation activities. Additionally, we met with Chiefs to better understand specific interests with respect to energy development and management and future participation in the energy sector. We also continued to work with provincial government organizations to improve Indigenous participation in procurement opportunities and achieve alignment across other government organizations to facilitate future participation.

Foster positive relationships

NB Power's First Nations Affairs team is the first point of contact within the organization for First Nations to receive and respond to customer service requests and inquiries.

Preserving our Environment

As New Brunswickers, we know how important it is to preserve our province's natural beauty for us all to enjoy today, and well into the future. Doing our part happens in many ways, like reducing our emissions, protecting critical species, preserving waterways, helping New Brunswickers use less energy and recycling waste from energy production.

Together with New Brunswickers, we have become leaders in emissions reductions since 2005. In 2020/21, we sourced approximately 51 per cent of our in-province electricity demand from biogas, biomass, hydro and wind resources and an additional 30 per cent from nuclear power resulting in an 81 per cent non-emitting grid for customers.

Regulations are evolving to adapt to climate change. The federal government put in place a carbon pricing arrangement for facilities that emit more than 50 kilotonnes of greenhouse gas emissions per year. The pricing arrangement applies to electrical generators including our Belledune, Coleson Cove and Bayside generating stations. We actively advocated for the adoption of a more affordable Made-in-New-Brunswick plan and continued our work with the provincial and federal governments to reach an agreement that allows NB Power to balance New Brunswick's ongoing energy needs and renewable emissions requirements while keeping our costs low.

Customers have contributed to New Brunswick's supply of sustainable energy through our net metering and embedded generation programs. The programs enable customers to connect environmentally sustainable generation units to NB Power's distribution systems. Over 260 customers participated in our net metering program, allowing them to generate their own electricity to offset their consumption, while remaining connected to NB Power's distribution system – so they can meet their electricity demands when their generation unit cannot. In addition, with 11 embedded generators interconnected to our system, customers supplied a capacity of more than 16 MW that helped reduce our greenhouse gas and associated emissions.

Through our Locally Owned Renewable Energy Small Scale program, the Wocawson Energy Project, a five-turbine wind farm with a capacity of 20 MW, was commissioned during 2020/21 and started supplying more renewable energy to New Brunswick's energy grid. The wind farm was developed by the Tobique First Nation and Natural Forces. Providing opportunities for locally owned renewable energy projects for Aboriginal business provides First Nations business opportunities, jobs and expertise that creates sustainable economic development in New Brunswick and First Nations communities.

The development of new non-emitting energy sources also provides increased opportunities to reduce emissions. Throughout the year, we continued our work in collaboration with the provincial government and two private-sector partners, Advanced Reactor Concepts (ARC) Clean Energy Canada and Moltex Energy, to advance Generation IV Plus Grid-sized Small Modular Reactor technology for use in New Brunswick. We entered a tri-party Memorandum of Understanding with the two companies to work together to find synergies by establishing a small modular reactor vendor cluster in New Brunswick. Through the agreement, we will combine our efforts in areas like supply chain development, shared technology education and trades initiatives, and common research and development activities.

As a company, we work to do our part to preserve habitats and reach a balance where people, habitat and wildlife can co-exist and keep our province beautiful and healthy for years to come.

In alignment with the 2020 Integrated Resource Plan, we registered in 2020/21 the Environmental Impact Assessment (EIA) for the Milltown Generating Station Decommissioning Project. Decommissioning the Milltown Generating Station and removing the dam will allow for the restoration of approximately 16 kilometers of the St. Croix River. This will make about five million square metres of spawning habitat available to the various sea-run (diadromous) fish species. It will also open the area on the St. Croix River for potential recreational and traditional uses.

Our operations take us to every part of the province. At the Point Lepreau Nuclear Generating Station, we see first-hand how important it is to maintain bird habitats. It is possible the majority of the east coast's seabirds wintering south of New Brunswick pass within sight of Point Lepreau as they follow the coast toward their arctic nesting grounds. During migration, as many as 7,000 birds can be seen in an hour. For that reason, Point Lepreau and adjacent Maces Bay were declared an Important Bird Area in 2001; a special designation by Birdlife International that highlights the location on a map of significant bird sites worldwide.

This past year, the Point Lepreau Bird Observatory, located on our Point Lepreau Nuclear Generating Station property, celebrated 25 years of operation. The observatory has transformed from its beginnings as a two-person effort into a coordinated program to document bird migration patterns and population size on the East Coast. Volunteers have been trained to count the birds and record the data, which is then shared with the Canadian Wildlife Service to compile and record trends.

We remain committed to enhancing our environmental performance through sustainable energy development and the protection and preservation of our natural surroundings.

Partnering with New Brunswickers to Save Energy

Energy efficiency can help New Brunswickers save money while fighting climate change. It allows us to use cleaner energy sources to power the province, which is better for all New Brunswickers and helps reduce the effects of climate change.

As the trusted delivery agent for New Brunswick's energy saving programs for all fuel types, we continued to deliver a suite of energy efficiency programs in partnership with the Government of Canada and partially funded through the Low Carbon Economy Fund, with the continued support from the Government of New Brunswick. All New Brunswickers can access financial incentives and advice to save energy through saveenergynb.ca.

Following our temporary suspension of these programs in response to the COVID-19 pandemic, we were pleased to be able to quickly resume the existing programs and add two more to our portfolio, helping more New Brunswickers reduce their energy costs while helping the environment.

We saw the effect of the boom in home renovations triggered by the pandemic with a surge of interest in our Total Home Energy Program. Approximately 600 customers signed up per month when we reactivated the program, an increase of more than 35 per cent compared to previous years. Our partner energy advisors rose to the challenge and were able to schedule energy audits within a couple of weeks, providing New Brunswickers the information they needed to invest in their homes' comfort, earn rebates and save money on their power bills.

Recognizing that the year has been challenging for many New Brunswickers, we put a concentrated effort on helping New Brunswickers save money.

Many were home more often through the week, whether working remotely, learning virtually or socializing online. We promoted simple home energy efficiency tips, like turning down thermostats by 1 °C or unplugging unused devices and chargers, so customers could reduce energy consumption while staying comfortable in their homes.

Partnership has always been key to our success and this past year, our not-for-profit partners stepped in for our Community Outreach Program and delivered an energy savings kit to help families reduce their energy costs.

We also took the opportunity while our programs were suspended in response to the pandemic to focus on our Low-Income Energy Savings Program. Together with our partners, we leveraged our pre-screening and the more than $1 million in provincial carbon tax funding made available to the program in February to deliver upgrades to 481 homes, reducing participants' electricity costs.

Our efforts to improve energy efficiency reached beyond New Brunswickers' homes and into New Brunswick's business community and industrial sectors. We launched two new programs in response to our business and industrial customers' needs and requests to help them take steps toward energy efficiency.

NB Power's new Business Rebate Program is especially ideal for smaller business looking for help to implement simple one-off projects that will see quick energy reductions and cost savings in return. Close to 400 businesses responded so they can take advantage of the rebates for up to 25 per cent of their purchase and installation of eligible single efficiency upgrades like interior and exterior LED lighting, heat pumps, compressed air, HVAC, motors, commercial kitchen equipment, refrigeration and agricultural measures. The energy efficiency upgrades that businesses make result in time and cost savings towards ongoing maintenance, create an improved working environment and help reduce greenhouse gas emissions.

We also started offering Free Energy Walk-Throughs for industrial businesses to help them identify energy-savings opportunities without undertaking a formal audit or feasibility study. Working with our industrial energy advisors, we designed the program to help industrial customers understand their energy use to save on energy costs at their facility. Through the program, we show customers how their energy saving projects may qualify for incentives that could reach up to $300,000 per electricity-saving project, and 25 per cent back – up to $1 million - for projects reducing greenhouse gas emissions.

Building Tomorrow's Grid

We received this past year a positive decision from the New Brunswick Energy and Utilities Board (EUB) for our business case to upgrade to an Advanced Metering Infrastructure (AMI). The EUB concluded that AMI – the smart meters and the associated communications network – is an evolutionary step toward grid modernization in Canada. About 80 per cent of Canadians already have smart meters, which have become the new industry standard because of their far-reaching benefits.

We began detailed project planning and expect to start the meter upgrade in early 2022, after we have built the communications network, integrated the necessary systems and installed and tested a small number of meters. Our plan is to complete province-wide deployment of smart meters in 2024. Our customers are on board as indicated by positive or neutral support for smart meters amongst 80 per cent of customers surveyed. As we move forward with this investment, we will do so with customer expectations in mind, to maintain competitive rates.

Once the meter upgrade is completed and our communication network is established, New Brunswickers can expect benefits such as more information about energy use information and high bill alerts. Over time, the new system will enable us to offer even more benefits, including more efficient power restoration and more convenient service.

We carried out research and testing of other future technologies right here in New Brunswick to ensure our future grid benefits our customers to the greatest extent possible.

In its second year, Smart Grid Atlantic, a partnership established in 2018 with Nova Scotia Power and Siemens, provided us the opportunity to work with communities in New Brunswick to create the new energy future for our province and the region. The federal departments of Natural Resources Canada and Innovation Science and Economic Development are funding this four-year, $90 million research, demonstration and deployment program, and the National Research Council of Canada is the lead research partner.

We advanced the Shediac Smart Energy Community Project to help us understand how new technologies will fit into the way customers use electricity, how they fit into the electricity grid and how they can be used to the advantage of New Brunswickers and our electricity system.

The Town of Shediac will become the home of energy firsts in New Brunswick while providing key insights to self-sufficiency and clean energy microgrids. We are building NB Power's first community solar farm with utility-scale battery storage. In preparation, we completed the site readiness and concrete work required for the upcoming year's final construction.

The Government of Canada Pension Centre and the Town of Shediac's Multipurpose Centre will be the first net-zero commercial buildings in New Brunswick. We completed energy efficiency upgrades, modifications to heating and cooling systems and installed solar panels on the Shediac Multipurpose Centre and the Centre began exporting energy to the grid. We also prepared the roof of the Pension Centre to allow for the upcoming installation of solar panels.

Hundreds of homeowners in Shediac have partnered with us in a residential smart energy study to deploy and test new smart energy technologies, including time-of-day rates and renewable energy. We installed smart thermostats and smart water heater devices in participants' homes and have begun collecting baseline data. The information will identify for participants opportunities for energy savings in their homes. The participants' experiences and behaviours while using these technologies will help us better understand how the technologies benefit customers and affect their energy use. Their participation and feedback will also shape how we evolve the customer experience to better serve customer needs.

We further expanded Smart Grid Atlantic with the launch of a new project that will see up to 100 energy efficient and "zero energy-ready" homes built in Moncton's North Branch neighbourhood. These homes will have the latest smart energy technologies, like home energy management systems, rooftop solar panels and smart home batteries for energy storage. With our North Branch partners, we will work with customers to better understand their evolving energy needs so that our future energy use is smarter, greener and more efficient.

The Canadian Electricity Association (CEA) Centre of Excellence celebrates Canadian innovation and cutting-edge technology in the electricity sector. We are proud to have the CEA recognize the positive impact of our Shediac Smart Community Project and the First Provincially Connected EV Charging Network – New Brunswick – projects that help build customers a modern grid for the future.



Management's Discussion and Analysis

Financial and operating performance factors
Identifies and explains the effect of factors contributing to variability in earnings.

Financial performance
Provides a summary of the year's key financial results.

Financial results
Explains the financial results for 2020/21 including a year-over-year variance analysis.

Regulatory balances
Explains the impact of the regulatory deferrals.

Capital resources
Identifies and explains changes to capital resources.

Capital management
Identifies and explains debt reduction objective and strategy.

Critical accounting policy changes
Describes changes in accounting policies and their impact on the consolidated financial statements.

Significant accounting estimates
Explains the estimates made and how they impact earnings.

Risk management
Describes how NB Power manages risk in order to create, preserve and realize value.

Financial and Operating Performance Factors

Variability in Earnings

NB Power operates in a complex and dynamic business environment with a variety of risks and uncertainties that could impact the achievement of its business objectives. This business environment leads to large components of the utility's earnings being outside management's direct control, resulting in the potential for significant swings in year-to-year results. Although management cannot control these risks and uncertainties, every effort is made to influence and/or manage them through NB Power's Risk Management framework (see page 44 for more details). Additional details regarding the primary risks and uncertainties and the potential impact on earnings is found below.

The COVID-19 pandemic and related state of emergency declared by the Province of New Brunswick and neighbouring regions has introduced another level of risk. The pandemic impact has been incorporated in the financial results for 2020/21. The state of emergency declared in response to the pandemic and subsequent move to mission critical operations resulted in a significant impact to earnings.

Hydro-based generation

NB Power's hydro generating system is referred to as a run-of-the river system where little or no water storage is available. This results in significant annual variability in hydro generation output as it is dependent on the amount and timing of rainfall. Hydro is NB Power's lowest-cost fuel for generating electricity. Annual hydro generation has ranged from 77 to 132 per cent of the planned output over the past 10 years. This variability affects the cost of generation. When hydro flows are below planned levels, other more expensive fuels must be used, increasing the cost of generation or purchased power costs. The magnitude of the replacement cost of energy is dependent upon available generation and market prices at the time. When hydro flows are higher than planned levels, hydro generation reduces the use of more expensive fuels and reduces the cost of generation.



95%

Hydro Net Generation
(per cent of
long-term average)

Hydro generation accounted for approximately 15 per cent of total supply requirements in 2020/21. Hydro generation is a zero-cost fuel therefore there is no hydro component included in fuel and purchased power costs. In 2020/21, hydro net generation was 95 per cent of the long-term average, compared to 96 per cent in the previous year, resulting in a $1 million increase in costs.

A five per cent change in the hydro flows from the long-term average will result in net earnings variability of approximately $7 to 9 million dollars.

Nuclear-based generation

NB Power has one nuclear generating station. Nuclear fuel (uranium) is NB Power's second lowest-cost fuel for generating electricity. Effective operation of the Point Lepreau Nuclear Generating Station (PLNGS) is essential for NB Power's positive financial performance. When nuclear generation is below planned levels, other more expensive fuels are used, increasing the cost of generation or purchased power costs. Reliability risks are being addressed through the Station's excellence plan, which focuses on leadership, process, equipment, safety and operational excellence.

PLNGS supplied approximately 22 per cent of total supply requirements in 2020/21, which represented approximately three per cent or $25 million of total fuel and purchased power costs. PLNGS capacity factor was 70.8 per cent in 2020/21 compared to 87.1 per cent in 2019/20. This 16 per cent decrease in capacity factor from the previous year was due to an unplanned major maintenance outage in January and February, resulting in a $65 million increase in replacement power costs and $6 million decrease in fuel costs.

Depending on the time of year and market conditions, a two per cent change in PLNGS capacity factor will result in net earnings variability of approximately $5 to 8 million dollars.

Electricity purchases

NB Power purchases electricity when lower-cost energy is available. Purchases primarily displace internal fossil fuel generation, depending on world fossil fuel prices. The market price of electricity changes hourly and is set primarily by the New England electricity market, regardless of the source of supply. NB Power enters into forward purchase contracts for electricity purchases based on forecasted costs to mitigate some of the volatility of market price fluctuation. NB Power is still exposed to price fluctuations when purchase requirements change. Electricity purchases represented approximately 48 per cent of NB Power's total supply requirements in 2020/21, corresponding to 75 per cent or $600 million of total fuel and purchased power costs.

The average of the New England on-peak prices was $33.72 US/MWh compared to $29.23 US/MWh in 2019/20. NB Power experienced increased supply costs of $8 million in 2020/21.

A $5 change in electricity prices will result in net earnings variability of approximately $4 to 13 million.

Natural gas-based electricity

NB Power purchases natural gas-based electricity through an in-province power purchase agreement and is subject to contract price variability due to changes in the underlying cost of natural gas. NB Power purchases natural gas for the Bayside Generating Station and has secured a long-term, lower-cost gas supply from western Canada. NB Power enters into forward purchase contracts for 80 to 100 per cent of the forecasted natural gas requirements for Bayside. Electricity generated with natural gas represented approximately four per cent of total supply in 2020/21 and approximately six per cent or $49 million of the total fuel and purchased power costs.



70.8%

PLNGS Net capacity factor (percentage)

New England natural gas prices ranged from $0.69 US/MMBtu to $12.03 US/MMBtu in 2020/21 compared to $1.30 US/MMBtu to $13.75 US/MMBtu in 2019/20. Natural gas prices were lower on average in 2020/21 and resulted in decreased supply costs of $14 million compared to 2019/20.

A $1 change in natural gas prices will result in net earnings variability of approximately $9 to 14 million.

Coal/petcoke-based generation

NB Power purchases coal and petcoke through tendered contracts from several counterparties. These fuels are primarily used at Belledune Generating Station. Coal is purchased at indexed or firm fixed prices whereas a floating price component is typically built into petcoke contracts in which the purchase price is reflective of an index price at the time the petcoke is delivered.

Coal and petcoke-based generation represented approximately 10 per cent of total supply in 2020/21 and approximately 10 per cent or $82 million of the fuel and purchased power costs.

The average coal market price was $55.53 US/ton compared to $56.25 US/ton in 2019/20. NB Power's year-over-year coal supply costs from inventory were $1 million lower, which together with lower average petcoke prices resulted in decreased supply costs of $9 million compared to 2019/20.

A $5 change in coal and petcoke prices will result in net earnings variability of approximately $3 to 5 million.

Heavy fuel oil-based generation

Coleson Cove Generating Station, a winter-peaking station, is fuelled primarily with heavy fuel oil. Heavy fuel oil is subject to market price fluctuations. To minimize short to medium-term heavy fuel oil price exposure, NB Power typically enters into forward purchase contracts for its forecasted in-province and firm export heavy fuel oil requirements.

Heavy fuel oil generation represented approximately one percent of total supply and approximately six per cent or $46 million of fuel and purchased power costs in 2020/21.

Heavy fuel oil prices ranged between $16 US/barrel to $51 US/barrel in 2020/21 compared to $19 US/barrel to $69 US/barrel in 2019/20. The average price of heavy fuel oil expensed from inventory was lower than prior year by $9 million.

NB Power's generation diversity and favourable power purchase contracts mitigate the impact of volatility in heavy fuel oil market prices.

Exchange rates

NB Power is exposed to foreign exchange risk when purchases of fuel and purchased power in US dollars are not offset by revenue received in US dollars. NB Power typically enters into forward purchase contracts for US dollar requirements net of expected US dollar revenue.

The value of the Canadian dollar against the US dollar varied between $1.24 and $1.42. This is compared to $1.30 to $1.45 in 2019/20. This change in foreign exchange rates resulted in a $15 million decrease in the cost of fuel and purchased power compared to 2019/20.

A change of $0.05 in the foreign exchange rate will result in net earnings variability of approximately $4 to 13 million.

Nuclear investment funds

NB Power has established the decommissioning segregated fund, used nuclear fuel segregated fund and nuclear fuel waste trust fund in order to meet the *Nuclear Fuel Waste Act* requirements. The investments in these funds are exposed to financial market risk and impact NB Power's results as described on page 39 under Finance costs and investment income.

The Nuclear investment funds are guided by an investment policy and managed by Vestcor, a third-party financial management organization. The policy sets out the investment principles and guidelines including investment objectives and appropriate risk tolerance for the funds. The portfolio is managed using these overall investment objectives and risk tolerances. The investment policy goals are to reduce the volatility of future funding requirements, minimize the risk of potentially large future contributions and provide inflation protection given the long-term nature of the cash flow requirements. The portfolio mix will not necessarily achieve investment return objectives over the short term as it focuses on long-term results. The funds are invested in established funds including fixed income, Canadian, international and private equites, private and public real estate, and infrastructure as well as alternative investments. These are all subject to market risks and the value of the investments will vary from day to day depending on a number of market factors including economic conditions, global events, market news and on the performance of the issuers of the securities in which the funds invest. Changes in foreign currency exchange rates will also affect the value of investments of non-Canadian dollar securities.

Due to the substantial value of the Nuclear investment funds, currently valued at $843 million, NB Power's net earnings are sensitive to any volatility in these markets. In the last five years, the return on nuclear investment funds has fluctuated from a loss of $4 million to a gain of $95 million.

In 2020/21, higher investment returns resulted in a $99 million increase in net earnings compared to 2019/20. Over the same period, the nuclear investments experienced a $95 million gain compared to a $4 million loss. This significant increase in returns was the 2020/21 recovery from the economic downturn of February and March 2020 caused largely by the COVID-19 pandemic.

A one per cent change in investment yields will result in net earnings variability of approximately $27 to $28 million.

Weather Conditions

NB Power's in-province customers have a high degree of electric heat penetration in their homes and as a result weather trends can result in unpredictable electricity requirements year over year and net earnings variability. The warmer weather in 2020/21 as compared to the 20-year rolling average decreased in-province revenue by $38 million compared to 2019/20.

Significant weather events can also have a material impact on other financial results. Costs associated with these events are one-time expenditures and are an uncontrollable expense.

In 2020/21, NB Power spent $4 million of operations, maintenance and administration (OM&A) on significant weather events compared to $8 million in 2019/20.

In recent years, NB Power has experienced four major weather events causing significant variability in earnings with each. These events ranged in cost from $8 to $30 million.



$95

Gain on investment fund returns (in millions of dollars)

Financial Performance

Financial performance (in millions)	2020/21	2019/20
Net loss	$(4)	$(16)
Operating earnings	154	253
Cash provided by operating activities	291	371
Cash used in investing activities	(319)	(367)
Total net debt at end of year	4,929	4,920
Increase (decrease) in net debt	9	(20)



$9

Increase in net debt (in millions of dollars)

Financial Performance Highlights

NB Power reported a net loss of $4 million for the year ended March 31, 2021. This was a $12 million increase in earnings from the 2019/20 net loss of $16 million.

NB Power has been, and continues to be, negatively impacted by the widespread outbreak of COVID-19 that has caused social and economic disruptions throughout the world. Financial markets, commodity prices, economic activity, employment levels and social behaviours have been impacted globally and New Brunswick has been no exception. As well, NB Power, like many organizations, has had to alter its operations to meet physical distancing and other measures being mandated by provincial and federal governments to limit the spread of COVID-19.



$4

Net loss
(in millions of dollars)

During 2020/21, NB Power continued to provide essential programs and services with enhanced health and safety protocols. NB Power developed and implemented a customer emergency support strategy to assist residents, businesses and hospitals. The goal of the strategy was to lessen the financial burden of COVID-19 on its customers. The strategy included the following initiatives
- requesting a delay in the EUB-approved rate increase
- suspending late payment and interest charges on customer accounts
- working with customers to develop flexible payment arrangements

COVID-19 - estimated impact on net earnings (in millions)	2020/21
Delay in rate increase	$(27)
Lower in-province sales volume	(19)
Suspension of late payment and interest charges	(5)
Incremental OM&A costs	(14)
Total estimated net earnings impact	$(65)

To mitigate the revenue loss and incremental costs to NB Power, work was scaled back and postponed where possible.

PLNGS was scheduled for a planned major maintenance outage in April 2020. The outage was postponed until September 2020 due to the COVID-19 pandemic. The deferral allowed NB Power to prepare for the outage and ensure safety and work method protocols were developed and in place to support the influx of people coming from other locations to execute aspects of the outage. PLNGS was taken offline on September 9, 2020 and executed a successful maintenance outage. Subsequently, on January 16, 2021, PLNGS went offline for 42 days due to a mechanical issue related to equipment supporting the turbine system. The timing of the unplanned outage increased costs as replacement energy is more expensive during the winter months. The incremental costs of replacement energy during the outage was $65 million. NB Power incurred $8 million in OM&A costs to bring the Station back to service.

Financial Results

Revenue

Revenue overview (in millions)	2020/21		2019/20	
	$	%	$	%
Sales of electricity				
In-province	1,395	76	1,420	74
Out-of-province	368	20	428	22
Miscellaneous	71	4	76	4
Total revenue	1,834	100	1,924	100
Per cent (decrease) increase year over year		(5)		7

In-province sales of electricity

In–province sales of electricity represent the sale of electricity to all customer classes within New Brunswick.

Residential customers and indirect wholesale customers account for approximately 56 per cent of the total in-province electricity sales. The residential class is made up of mostly year-round domestic customers, but also includes some non-domestic customers such as farms and churches. Due to a high penetration of electric space heating, changes in weather patterns can create volatility in residential loads. Weather and growth changes are partially offset by energy efficiency and demand side management programs.

General service energy accounts for about 22 per cent of total in-province electricity sales and includes commercial, institutional customers and streetlights. General service sales are also impacted by weather variations.

Industrial customers account for about 22 per cent of total in-province electricity sales and are divided into two groups: industrial transmission sales to those served at transmission voltages of 69 kV and above and industrial distribution sales to those served at distribution voltages of 25 kV or less. Industrial customers are spread out over many industries, with the majority serving the pulp and paper industry. Changes in industrial loads are driven by general economic conditions.

In-province sales of electricity (in millions)	2020/21		2019/20	
	$	%	$	%
Residential	669	48	669	47
Industrial	312	22	312	22
General service	276	20	297	21
Wholesale	112	8	116	8
Streetlights	26	2	26	2
Total	1,395	100	1,420	100
Per cent decrease year over year		(2)		-
GWh	12,713		13,097	



$1,395

Total
in-province
sales of electricity
(in millions of dollars)



Per cent of total revenue
by customer class

■	Residential	48%
■	Industrial	22%
■	General service	20%
■	Whole sale	8%
■	Streetlights	2%

In-province sales of electricity totalled $1,395 million in 2020/21, representing a $25 million decrease compared to 2019/20. Electricity sales volumes to New Brunswick customers were 12,713 GWh, which were down 384 GWh from a year earlier. The decrease in sales volumes is primarily the result of weather-related reductions in general service customer loads. General service loads also declined as a result of the emergency health and safety measures taken by the Province, which led to many businesses shutting down temporarily in the first quarter of 2020/21.

Out-of-province sales of electricity

Out-of-province sales of electricity represent the sales outside New Brunswick to other neighbouring Canadian provinces and the United States. These sales include long-term sales contracts as well as short-term sales in the US market and to other Canadian utilities. These sales are subject to
- availability of NB Power generation resources, based on in-province energy requirements and planned unit generator maintenance schedules
- availability of interconnection purchases
- market prices
- fuel prices
- foreign exchange rates
- availability of export sales contracts and competition for these contracts

Out-of-province sales of electricity (in millions)	2020/21	2019/20
Revenue	$368	$428
Per cent (decrease) increase year over year	(14)%	46%
GWh	4,576	5,049
Per cent (decrease) increase year over year	(9)%	50%

$368

Out-of-province
sales of electricity
(in millions of dollars)



Out-of-province sales of electricity totalled $368 million in 2020/21, representing a $60 million or 14 per cent decrease from 2019/20. Sales decreased by 473 GWh or nine per cent, mainly due to lower contracts to serve customer loads in Maine and lower Canadian opportunity sales.

Miscellaneous revenue

Miscellaneous revenue is the revenue generated from sources other than electricity sales.

Miscellaneous revenue (in millions)	2020/21		2019/20	
	$	%	$	%
Net transmission revenue and expense	15	21	14	18
Water heater rentals	22	31	22	29
Other miscellaneous income	14	20	18	24
Customer-related revenue	16	22	18	24
Pole attachment fees	4	6	4	5
Total	71	100	76	100
Per cent decrease year over year		(7)		(13)

In 2020/21, miscellaneous revenue decreased by $5 million or seven per cent compared to 2019/20. This was mainly due to NB Power's decision to suspend late payment charges to assist in-province customers during the pandemic as well as a decrease in miscellaneous revenue from third parties.

Expenses

Expenses overview (in millions)	2020/21		2019/20	
	$	%	$	%
Fuel and purchased power	802	48	777	46
Operations, maintenance and administration	508	30	529	32
Depreciation and amortization	321	19	318	19
Taxes	49	3	47	3
Total	1,680	100	1,671	100
Per cent increase year over year		-		6

$1,680

Total Expenses by Classification (in millions of dollars)



Per cent of total cost



Fuel and purchased power **48%**

OM&A **30%**

Depreciation and amortization **19%**

Taxes **3%**

Fuel and purchased power

NB Power optimizes a diverse portfolio of generation and external purchases to supply in-province and out-of-province customers. The cost of generation and the cost of purchases can significantly vary year over year. NB Power's generation facilities are fuelled with the following types of fuel

- nuclear fuel (uranium)
- coal
- natural gas
- petcoke
- heavy fuel oil
- hydro

As well, NB Power purchases electricity from independent power producers by way of power purchase agreements. These agreements include purchases from

- hydro generation
- wind generation
- other renewable generation
- natural gas generation



$802

Fuel and purchased power
(in millions of dollars)



Per cent of total cost

■ Nuclear	3%
■ Thermal	22%
■ Purchases	75%

Fuel and purchased power (in millions)	2020/21		2019/20	
	$	%	$	%
Hydro	-	-	-	-
Nuclear	25	3	32	4
Thermal	177	22	148	23
Purchases	600	75	597	73
Total	802	100	777	100
Per cent increase year over year		3		2

The cost of fuel and purchased power was $802 million in 2020/21, a $25 million increase over 2019/20. The variance is largely the result of PLNGS performance in 2020/21.

The availability of generating stations, market conditions and fuel prices have a significant impact on the generation supply mix utilized at any given time. NB Power strives to optimize the diversity of its portfolio to minimize the impact of these changes by balancing internal generation with external power purchases.

PLNGS experienced an unplanned major maintenance outage and went offline in January 2021 for 42 days. The cost of replacement energy is higher during the winter months and resulted in $65 million in incremental costs.

Net hydro generation was stable year over year but slightly under long-term average, resulting in a $1 million increase in costs. Dispatch changes to fleet assets took advantage of the low natural gas and electricity market prices, resulting in $9 million in lower costs.

Lower average supply prices decreased fuel and purchased power costs by $29 million.

NB Power's net generation and purchased power in 2020/21 was 18,214 GWh, an 812 GWh or four per cent decrease from 2019/20. There were several factors that led to decreased electricity requirements in 2020/21, including warmer weather conditions, the impact of the COVID-19 health and safety measures on commercial business and reduced out-of-province customer volumes. The reduction in load requirements decreased fuel and purchased power costs by $3 million.

Operations, maintenance and administration (OM&A)

Operations, Maintenance & Administration expenses are those costs related to the operation, maintenance and administration of NB Power's 14 generating facilities, the distribution and transmission infrastructure, which includes over 21,400 km of distribution lines and 6,800 km of transmission lines, as well as corporate services. OM&A also includes Energy Smart NB activities that support reducing and shifting demand through investments in technology, educating customers and promoting efficiencies, and offering new products and services.

Continuous improvement is an integral part of NB Power's corporate excellence goals. NB Power is committed to creating a culture of continuous improvement and all employees are encouraged to suggest opportunities for improvement and participate in improvement initiatives. This work also includes regional cooperation efforts with other utilities aimed at realizing savings through the sharing of best practices. Employees from all corners of the company continued to exceed yearly targets in delivering greater value to customers through improved work processes and financial savings. In 2020/21, NB Power has realized cash savings and other benefits such as avoided costs and increased productivity.

See Note 22 of NB Power's Consolidated Financial Statements for OM&A by category.

Operations, maintenance and administration (in millions)	2020/21	2019/20
Operations, maintenance and administration expenses	$508	$529
Per cent (decrease) increase year over year	(4)%	7%

OM&A costs were $508 million in 2020/21, a $21 million or four per cent decrease compared to 2019/20.

The decrease in OM&A expenses in 2020/21 was largely the result of the measures NB Power undertook to mitigate the impact of COVID-19, including OM&A $27 million in work that was scaled back and postponed. This more than offset the incremental COVID-19 OM&A costs of $14 million. In addition, storm costs were lower in 2020/21. NB Power also incurred one-time unplanned costs in 2019/20 which contributed to the favourable variance.



18,214 GWh

GWh production

Per cent of total GWh production

Hydro	15%
Nuclear	22%
Thermal	15%
Purchases	48%



$508

Operations, maintenance and administration expenses (in millions of dollars)

Depreciation and amortization

Depreciation and amortization expense is primarily driven by NB Power's capital investment in its generating, transmission and distribution systems. Depreciation and amortization in any given year is a function of the addition of costs capitalized offset by property plant and equipment that have become fully depreciated during the year. Since the adoption of IFRS on April 1, 2014, NB Power has been capitalizing planned major maintenance outages. This is cyclical work that is required for safe operation of the generating stations. The useful life of the planned maintenance outage is based on the frequency of the outage. Depreciation of property, plant and equipment is based on a straight-line method of depreciation over the estimated useful service lives of the assets. Useful lives are reviewed annually, external studies are performed every five years and rates are updated as required. The most recent external study was performed in 2019/20.



$321

Depreciation and amortization
(in millions of dollars)

Depreciation and amortization (in millions)	2020/21	2019/20
Depreciation and amortization	$321	$318
Per cent increase year over year	1%	17%

Depreciation and amortization costs were $321 million in 2020/21, a $3 million or one per cent increase compared to 2019/20, primarily related to depreciation. Depreciation continues to increase year over year as major maintenance outages are capitalized and depreciated. The related components have estimated service lives of two to eight years, resulting in higher depreciation.

Taxes

Taxes expense is comprised of property, utility and right-of-way taxes. Property tax is assessed by the Province of New Brunswick and based on assessed values of NB Power's properties. Utility tax expense is driven by NB Power's capital investment in the transmission and distribution systems and is based on the carrying amount of NB Power's transmission and distribution assets.

Taxes (in millions)	2020/21	2019/20
Taxes	$49	$47
Per cent increase year over year	4%	4%

Taxes were $49 million in 2020/21, a $2 million or four per cent increase compared to 2019/20. Taxes increased year over year primarily due to an increase in property taxes, as well as an increase in the utility tax base, which increases as the carrying amount of property, plant and equipment increases.

Finance costs and investment income

Finance costs and investment income also include mark-to-market of investments. This net cost has the potential for significant variability due to changes in market values, discount rates and interest rates.

See Note 25 of NB Power's Consolidated Financial Statements for the finance costs by category.

Finance costs and investment income (in millions)	2020/21		2019/20	
	$	%	$	%
Finance costs	235	163	299	116
Sinking funds and other investment income	4	3	(46)	(18)
Mark-to-market of fair value through profit or loss investments	(95)	(66)	4	2
Total	144	100	257	100
Per cent (decrease) increase year over year		(44)		31

Finance costs and investment income was $144 million in 2020/21, a $113 million or 44 per cent decrease from 2019/20. The financial markets recovered in 2020/21 after a period of instability in February and March 2020, caused largely by the global COVID-19 pandemic, leading to a significant increase in the gains on investments year over year. The decrease in finance costs was attributed to foreign exchange gains on long-term debt, which was fully offset by foreign exchange losses on the sinking fund investments. Also contributing to lower finance costs was lower interest in 2020/21 due to lower long-term debt balances and interest rates.



$144

Finance costs and investment income (in millions of dollars)

Regulatory Balances

Regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB-approved rates. Regulatory credit balances represent amounts billed to the customer at EUB-approved rates in excess of costs incurred by NB Power. NB Power has the following regulatory balances

Regulatory balances (in millions)	2020/21		2019/20	
	$	%	$	%
PLNGS	744	87	769	88
Petroleos De Venezuela S.A.	107	12	96	11
Allowance for Funds Used During Construction	7	1	7	1
Total	858	100	872	100
Per cent decrease year over year		(2)		(1)

Regulatory Balance - Point Lepreau Nuclear Generating Station Refurbishment

A legislated regulatory balance[1] was created for non-capital costs incurred during the refurbishment period of PLNGS (March 28, 2008 through November 23, 2012). The refurbishment of PLNGS enables electricity to be provided to future generations of customers. The deferral and amortization of these costs over the life of the Station allows the costs to be matched with the customers that will benefit from the use of the asset. The regulatory balance consists of the period costs of the nuclear division, net of any revenue, and the additional costs to supply energy during the period of refurbishment. These amounts are to be recovered over the operating life of the refurbished PLNGS and are to be reflected in the charges, rates and tolls charged to customers.

During 2020/21, $25 million in changes to regulatory balances were charged to earnings. This was comprised of $59 million of amortization partially offset by $34 million of interest charges.

[1] Section 139 of the Electricity Act provides for the establishment of this regulatory deferral related to the refurbishment of the Point Lepreau Generating Station.

Regulatory Balance –
Lawsuit Settlement with Petroleos De Venezuela S.A.

A regulatory balance was created for the purpose of returning the benefit of the lawsuit settlement with Petroleos De Venezuela S.A. (PDVSA) to customers in a levellized manner. The levellized benefit is being paid to customers over 17 years, with three years remaining as of March 31, 2021. NB Power is recovering the depreciation and interest savings over the life of the Coleson Cove Generating Station.

During 2020/21, $11 million in changes to regulatory balances were recognized in earnings. This was comprised of $22 million of a levellized benefit to customers, $4 million of interest charges partially offset by $15 million in amortization and interest savings resulting from the lawsuit settlement.

Regulatory Balance –
Allowance for Funds Used During Construction

As at March 31, 2021, NB Power has a regulatory balance related to Allowance for Funds Used During Construction (AFUDC) for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the regulator to be capitalized into the rate base. It is calculated monthly on capital construction projects and added to the regulatory balance. AFUDC is based on NB Power's weighted average cost of capital and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

During 2020/21, no change to the regulatory balance was recognized in earnings.

Capital Resources

NB Power raises its capital through operating activities and through short- and long-term borrowings. NB Power borrows from the Province of New Brunswick in order to take advantage of the Province of New Brunswick's credit rating. NB Power pays an annual debt portfolio fee and interest on short- and long-term debt to the Province of New Brunswick. Interest rates on short-term debt ranged from a low of (1.17) per cent to a high of 0.73 per cent during the year. Interest rates on long-term debt ranged from a low of 1.55 per cent to a high of 8.75 per cent. NB Power's ability to pay down debt, its financing activities, is impacted by operating and investing activities.

Cash Flow Highlights

Cash flow highlights (in millions)	2020/21	2019/20	Change
Cash provided by operating activities	$291	$371	$(80)
Cash used in investing activities	(319)	(367)	48
Cash provided by (used in) financing activities	28	(5)	33
Decrease in cash	$-	$(1)	$1

Operating activities

Cash provided by operating activities is the cash generated by NB Power's core business activities. These activities include the sale of electricity and miscellaneous revenue less the cost to generate revenue.

Cash provided by operating activities was $291 million in 2020/21, an $80 million or 22 per cent decrease from 2019/20. The largest contributing factor for this decrease was less cash collected from customers as a result of decreased in- and out-of-province sales.

Investing activities

Cash used in investing activities are those cash flows generated or used in the purchase or sale of long-term assets and investments. Utilities are a capital-intensive industry. NB Power continues to invest in its system to ensure high system reliability. NB Power also invests in new technologies in order to ensure the most reliable and efficient electricity grid.

Cash used in investing activities was $319 million in 2020/21, a $48 million or 13 per cent decrease from 2019/20. In the early part of the year the business moved to essential services and as a result, a number of capital projects were deferred. In total, approximately $31 million in capital spending was postponed due to COVID-19.

Financing activities

Financing activities are the transactions with external parties such as shareholders and creditors and include activities such as changes in debt and sinking fund installments and redemptions. NB Power undertakes these activities to raise capital (short- and long-term borrowings) to fund operations or capital investments.



$319

Investing activities
(in millions of dollars)

Financing activities (in millions)	2020/21	2019/209	Change
Proceeds from long-term debt	$303	$645	$(342)
Debt retirements	(367)	(450)	83
(Decrease) increase in short-term indebtedness	(83)	(206)	123
Sinking fund installments	(49)	(49)	-
Sinking fund redemptions	230	61	169
Repayment of lease liabilities	(6)	(6)	-
Cash provided by (used in) financing activities	$28	$(5)	$33

Cash provided by financing activities was $28 million in 2020/21, a $33 million increase from 2019/20, and is comprised primarily of proceeds from long-term debt issued in the current year to fund new capital requirements and debt maturing during the year.

Capital Management

NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*. NB Power is committed to making steady progress towards this goal while also maintaining NB Power's commitment to competitive rate increases. Debt reduction is necessary so that NB Power has the flexibility to respond to changing markets and technologies and to better prepare for future investment requirements. Progress towards this goal has been significantly impacted by the pandemic in 2020/21. NB Power remains committed to meeting the legislative target by 2027 as per its mandate.

Capital management (in millions)	2020/21	2019/20
Long-term debt	$4,334	$4,447
Current portion of long-term debt	400	378
Short-term indebtedness	608	691
Sinking fund receivable	(410)	(593)
Cash	(3)	(3)
Total net debt	$4,929	$4,920
Retained earnings	$465	$469
Accumulated other comprehensive income (AOCI)	(148)	(178)
Total capital	$5,246	$5,211
Percentage of net debt in capital structure	94%	94%

Net debt increased by $9 million in 2020/21 compared to a decrease of $20 million in 2019/20. In- and out-of-province sales decreases were partially mitigated by reprioritizing, scaling-back and postponing OM&A and capital work where possible.

Although net debt increased during the year, NB Power's percentage of net debt in capital structure remained stable at 94 per cent.



$4,929

Total net debt
in millions of dollars)



94%

Net debt
in capital structure
(percentage)

Critical Accounting Policy Changes

Adoption of Accounting Standards and Changes in Accounting Policies

International Accounting Standards IAS 1 and IAS 8

The International Accounting Standards Board (IASB) issued amendments to International Accounting Standards IAS 1 *Presentation of Financial Statements* and IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*. The amendments clarify the definition of material and align the definition used in the Conceptual Framework for Financial Reporting and the standards themselves. NB Power adopted these changes on April 1, 2020; however, they did not result in any change to the consolidated financial statements.

Future Changes

Please refer to Note 2(e) of the Consolidated Financial Statements for a listing of new standards to be implemented.

Significant Accounting Estimates and Judgments

Please refer to Note 2(b) and 2(c) of the Consolidated Financial Statements for a listing of NB Power's significant accounting estimates and judgments.

Risk Management

NB Power operates in a complex and changing business environment and faces a number of risks in the fulfillment of its mission and mandate. These include a number of market-driven financial risks such as energy and commodity prices as well as operational risks, including safety and environment, and strategic risks that pose major challenges to its business. These risks can influence cash flow, earnings and the ability to provide value to stakeholders.

Effective risk management is a necessity an integral part of good business practices. NB Power manages its risks through business-wide systematic, proactive and integrated processes to identify, understand, manage and communicate risks that may impact NB Power's ability to achieve its strategic objectives.

Enterprise Risk Management (ERM)

Risks are managed through NB Power's Enterprise Risk Management Program. Corporate strategy and goals serve as the foundation of all management activities and as part of the planning process the Board sets the overall risk appetite and tolerances for the Corporation. The ERM process employs a consistent methodology across the organization that results in a comprehensive view of risk that is regularly reported to management and the Board. This is supported by continuous, open conversations about risk that allow key individuals to have a shared understanding of internal and external factors than can negatively impact NB Power's objectives. Risks that could prevent achieving organizational goals are identified, evaluated and managed through periodic risk assessments and the implementation of response plans and process controls for high-priority risks.

By embedding risk management techniques in day-to-day operations, NB Power is better equipped to identify risks affecting its goals and to manage risks in ways that are consistent with the company's strategy.

Financial Risk Management

Market-driven financial risk is managed through NB Power's Financial Risk Management policies, which are focused on those areas that most significantly impact profitability and cash flow. NB Power undertakes financial risk management activities where possible, including through the use of physical and financial instruments like forward purchase contracts to help improve the predictability of the underlying costs related to activities or sources of risk that include but are not limited to
- generation and purchasing of energy
- procurement of fuel and related transport
- foreign exchange and commodity price variability
- interest rate variability
- default on contractual obligations by counterparties
- undertaking of unauthorized financial risk
- inappropriate or invalid financial risk management models

COVID-19 Pandemic

NB Power has been, and will continue to be, negatively impacted by the COVID-19 pandemic that has caused economic and other disruptions globally. NB Power's immediate response to the pandemic was focused on the safety of employees and customers while ensuring continued operations. Over the past year, NB Power has altered its operations as the situation has evolved and has put in place COVID-19 protocols to ensure the ongoing safe and reliable operation of its generating facilities and transmission and distribution infrastructure, provision of services and advancement of other key business activities while minimizing health risks to employees and customers.

It is too early to determine the impact the COVID-19 pandemic will have on the Corporation's operational and financial performance over the next several quarters. The full extent of the impact will depend on the successful roll out of vaccines, increases in economic activity and the stabilization of supply chains.

Top Corporate Risks

NB Power evaluates its top corporate risks periodically and the risks do change over time. The following section explains the top six corporate risks.

Risk	Risk Appetite
Strategic	
Failure to meet income targets	Moderate
Climate change	Low to Modest
Regulatory requirements	Moderate
Distributed energy resources (DERs)	Modest
Innovation and digital transformation	Modest
COVID-19 pandemic recovery	Moderate
Operational	
COVID-19 employee wellness	Low
Cybersecurity	Low
PLNGS safe and reliable operation	Low

Failure to meet income targets

NB Power has been given the mandate to achieve a debt-to-equity capital structure of 80/20 by 2027 and to meet this objective the Corporation must meet its income targets. NB Power's revenues are impacted by low load growth, changes in the customer mix, the timing and magnitude of approved rate increases, out-of-province sales opportunities and prices and the development of new revenue sources. Costs are impacted by factors including hydro flows, weather, price escalation, cost uncertainty, station reliability, new environmental and other regulations, customer expectations and investments required in new and existing assets and technologies. The COVID-19 pandemic has had, and will continue to have, a negative impact on earnings and cash flow, largely due to supply chain disruptions, price escalations and additional costs related to enhanced safety protocols.

NB Power operates in a capital-intensive industry and many of its costs are fixed. Nonetheless, NB Power has taken steps to reduce costs and improve the predictability of net earnings. NB Power has mitigated fuel cost increases by making investments in the reliability of PLNGS, signing a long-term energy supply agreement with Hydro-Quebec and purchasing the gas-fired Bayside Generating Station and securing a long-term, lower-cost gas supply from western Canada. The annual storm contingency has been increased, which will reduce variability in earnings due to extreme weather events. A culture of continuous improvement has been embedded in the organization that is resulting in millions of dollars of cost savings and will be enhanced by a newly launched initiative to develop a roadmap for enhanced uses of technology to reduce costs. A value management framework is being developed to provide oversight to capital investments and other initiatives so that the proper balance is struck between investments in traditional assets versus new technologies.

Climate change

Climate change is a global threat to which governments around the world are responding through the introduction of regulatory requirements regarding emissions. NB Power is faced with the changing regulations resulting in the phase-out of conventional coal generation and the implementation of carbon pricing.

The New Brunswick Output-Based Pricing System (OBPS) was accepted by the federal government with an effective date of January 1, 2021. NB Power has taken measures to reduce its emissions by over 60 per cent since 2005, which lessens the burden ratepayers will face under the OBPS. NB Power has also taken steps to reduce carbon emissions by relying on cleaner in-province generation sources and energy purchases that reduce the need for coal and oil-fired generation.

Current federal regulations require coal-fired generation to be phased out by 2030. The New Brunswick government is continuing formal discussions on an equivalency agreement with the federal government that would allow the coal-fired Belledune Generating Station to operate up to its accounting end of life of 2040. An equivalency agreement for New Brunswick would see at least the same emissions reductions as if coal were phased out in 2030 but would be significantly more affordable for New Brunswickers.

Climate change is also resulting in an increase in the frequency and impact of extreme weather events. In recent years the utility and its customers have experienced a number of winter ice storms, spring flooding and even a post-tropical rainstorm, each of which has resulted in extended outages for customers and millions of dollars of damage to transmission and distribution infrastructure.

NB Power has taken a number of steps to reduce the impact of future weather events by
- storm-hardening distribution and transmission infrastructure where possible through the introduction of new design specifications
- widening rights-of-way as part of the vegetation management program and implementing a hazardous tree program to identify and remove mature trees that continue to represent a hazard
- implementing improvements in storm response activities
- undertaking a vulnerability assessment of assets and operations
- improving the visibility of assets by automating health and criticality indicators

NB Power is building on the considerable progress that has been made in these areas by preparing a Climate Change Adaptation and Mitigation plan that will consolidate a number of existing plans and identify high risk areas and mitigation strategies.

Regulatory requirements

The utility industry is being transformed by a number of forces including climate change, advances in technology and changing customer expectations. The existing regulatory framework in New Brunswick does not reflect NB Power's rapidly changing environment and can be an impediment to achieving its objectives, particularly as they evolve over time to reflect emerging requirements.

In recent years, rate applications to the New Brunswick Energy and Utilities Board have been challenged on the need for investments in innovation to discover new value creation opportunities, utility infrastructure modernization and new revenue generating business opportunities.

The regulatory process allows customers and other stakeholders to seek information and ask questions of the utility during all of its proceedings before the regulator. NB Power is open and transparent throughout the process and welcomes the opportunity to educate all parties about the evolving nature of the business, its objectives and the challenges and risks that it faces. NB Power continues to take opportunities when they arise to have discussions with government and the regulator about potential changes to the regulatory framework that would work to the benefit of the utility, its customers and key stakeholders, including ways to improve the cost effectiveness of the process.

Distributed energy resources

The utility industry is facing significant disruption from the evolution of Distributed Energy Resources (DERs), which will change the role of the customer and make the traditional return on assets business model unsustainable. The traditional electricity grid is moving toward a fully-networked system in which automation, remote control and customer participation is expected. Customers will increasingly become involved in long-term decision making, customer-owned generation, energy management and the transition to a low-carbon economy. It is critical for NB Power to be ready and open to the changes by developing the technical capability and customer programs to allow more DERs to be incorporated into the electricity grid.

Further complicating the issue is low load growth, the need to maintain existing generating facilities and transmission infrastructure to the end of their economic lives, continually evolving technology and uncertainty around the timing, nature and magnitude of the expansion of DERs in the province.

NB Power is being proactive in its response to these changes by undertaking various initiatives to understand and adapt to the changing requirements. For example, NB Power has installed in customer locations over 1,900 water heater controllers that are providing information that is being used to predict the grid benefits based on the customers' behaviours.

Similarly, the Smart Grid Atlantic initiative is a demonstration and deployment project that will develop, deploy and pilot new DER solutions in three New Brunswick communities to build customer engagement and literacy around energy consumption and energy asset optimization. The initiative will advance utility and customer understanding of the new technologies, provide an opportunity to explore new rate designs, operational and market models and evolve national building and energy codes. Primary components include deployment and operation of
- two community-scale solar installations – one with battery storage
- four municipal/industrial buildings with varying DER configurations
- a 450-home pilot exploring load control, generation and storage
- testing of Time of Day rates and a peer to peer energy trading model

Innovation and digital transformation

Technology is moving quickly and redefining the industry, changing customer roles and transforming business models. As with all utilities, NB Power is trying to keep pace with innovations and transformation in order to continue to optimize existing business processes and create new business models that will provide opportunities for long-term value creation. The risk for utilities has increased over the past few years due to the industry's relatively slow adoption of digital trends in comparison to other utilities.

NB Power has a record of first-of-its-kind innovation and has partnered with Siemens to undertake a multi-year program to deploy and integrate an array of technologies such as smart meters to modernize its grid. NB Power has also been collaborating with local and global industry players to develop technologies ranging from Small Modular Reactors (SMRs) and electricity storage to systems that will provide real-time asset and operational information for transmission and distribution infrastructure to customer solutions such as large-scale electric vehicle charging infrastructure for commercial electric vehicles.

Establishing relationships with New Brunswick universities is an important aspect of NB Power's innovation strategy. NB Power and Emera are jointly sponsoring the Emera and NB Power Smart Grid Technology Research Centre at UNB. NB Power also recently announced a partnership with Université de Moncton, the Atlantic Canada Opportunities Agency, Mitacs and the New Brunswick Innovation Foundation to create a new Centre for Artificial Intelligence, to be located at the university. Partnering with academia enables NB Power to develop and test new technologies while at the same time providing opportunities to develop and retain much-needed skills in New Brunswick.

NB Power has also been executing a digitalization strategy by implementing new technologies to improve the customer experience, provide employees easier access to information and increase efficiency.

COVID-19 recovery

The COVID-19 pandemic recovery has resulted in economic and other business disruptions to which NB Power has responded by altering its operations to meet government and public health measures to limit the spread of COVID-19. The pandemic will have near- to long-term financial and operational impacts due to supply chain disruptions and price increases, potential delays to capital projects and other initiatives, customer impacts and employee productivity and wellness.

NB Power has implemented business continuity plans to minimize disruption and negative impacts while minimizing health risks to employees and customers. NB Power continues to use emergency management processes and best practices to help minimize the impact of future waves of COVID-19 and be able to quickly respond to new outbreaks within the province. NB Power was able to support over 3,000 employees and contractors moving to remote work by leveraging existing technology. The sustainment of changes resulting from this unprecedented time will continue to be reviewed and assessed to seek opportunities for improvement.

Many of the goods and services NB Power purchases rely on global supply chains. COVID-19 has been an extremely large disruptor to supply chains and, coupled with other events including the winter freeze in Texas that significantly affected PVC production, a semiconductor shortage, a global ocean container shortage and a rubber shortage, has led to constricted supply and price increases. External service providers have also had cost pressures associated with COVID-19 due to new safety protocols and self-isolation requirements on entry to New Brunswick. All indications are that lagging impacts from COVID-19 and the other noted events will continue to impact supply and pricing for the remainder of 2021.

NB Power has been actively monitoring critical materials and responding to issues, engaging in regular communication with suppliers, using alternate suppliers and lines of transport and has been staying in touch with other utilities and industry sources. The business continually reviews and adjusts operating plans to address cost pressures and supply and services availability.

Many customers have been financially impacted by the COVID-19 pandemic. NB Power has been actively working with these customers to develop payment plans. Taking a proactive approach and using communication strategies to engage and inform customers about NB Power's efforts to support New Brunswickers has been effective in managing arrears.

COVID-19 employee wellness

Employee mental and physical health may be negatively impacted by the COVID-19 pandemic. Complicating this is the impact on employees as they experience roll backs in zones with outbreaks, working remotely, self-isolation, the requirement to follow rigorous health and safety guidelines in the workplace and the community and the additional challenge of returning to work in a physical distancing environment.

NB Power is working closely with the Province of New Brunswick and Public Health & Safety departments to ensure that all public health guidelines are strictly followed. NB Power is utilizing its mental health strategy to ensure continued education and engagement with employees to support their health and wellbeing needs as the COVID-19 pandemic and recovery progresses. The implementation of an integrated safety improvement plan will help to reduce workplace incidents caused by pandemic-related distractions and concerns.

Cybersecurity

Cybersecurity issues are a day-to-day struggle for businesses around the world and instances of hacked and breached data from corporate systems are increasingly common. NB Power relies on information and operational technologies to conduct its business and these systems need to be maintained and secured. The risk of attack for NB Power is increasing, as it is for other businesses, due to the increasing reliance on information communication technology. NB Power carries cyber insurance to mitigate the financial impact in the event a breach occurs.

NB Power has a dedicated and well-trained cybersecurity team that is focused on protecting NB Power's systems. Part of that work includes educating all employees about the risk of cyberattack through mandatory training and continuous testing. The Corporation's security perimeter is robust and continues to be strengthened through periodic reviews from third parties that are aimed at identifying gaps. NB Power also collaborates with industry and academia, which helps to inform the utility's approach to cybersecurity.

NB Power trains all staff in the safe and appropriate use of technology related to their roles. All NB Power employees are required to complete cybersecurity training on an annual basis and the Corporation routinely assesses training effectiveness and awareness through the use of continuous phishing testing.

Point Lepreau Nuclear Generating Station safe and reliable operations

The safe and reliable operation of PLNGS is critical to NB Power's financial performance. The operation of a nuclear facility is complex and has a significant amount of regulatory oversight on all aspects of the operation to ensure the necessary processes and behaviours are in place for the safe and reliable operation of the Station. NB Power aspires to be a world-class nuclear operator and welcomes interactions with regulators, professional organizations and peers. The Station was recognized in 2019 for its safety and reliability performance and operational excellence by the World Association of Nuclear Operators.

Station risks are addressed through PLNGS's excellence plan, which focuses on leadership, process, equipment, safety and operational excellence. The Station's robust asset health management program identifies equipment and systems in need of maintenance and schedules are in place for the replacement of aging equipment. A strategy for the identification and procurement of critical spare parts has been developed so that these items are stocked on-site to ensure the Station's capacity factor is not adversely affected by maintenance delays.

Training requirements for control room operators and other key operational staff are rigorous and it takes several years for an employee to become certified. Since NB Power operates a single nuclear facility, identifying, training and retaining key staff can be challenging. NB Power has established target staffing levels for each of these key positions and through its training programs selects individuals each year to begin the multi-year training. Individuals are supported and coached throughout their training but are removed from the program if they do not demonstrate the skills and behaviours required to operate the Station.



Consolidated
Financial Statements



KPMG LLP
Frederick Square, TD Tower
700-77 Westmorland Street
Fredericton NB E3B 6Z3
Canada
Tel (506) 452-8000
Fax (506) 450-0072

INDEPENDENT AUDITORS' REPORT

To the Honourable Brenda Murphy,
Lieutenant-Governor of New Brunswick
Fredericton, New Brunswick

Your Honour,

Opinion

We have audited the consolidated financial statements of New Brunswick Power Corporation (the Entity), which comprise:

- the consolidated statement of financial position as at March 31, 2021

- the consolidated statement of earnings for the year then ended

- the consolidated statement of comprehensive income for the year then ended

- the consolidated statement of equity for the year then ended

- the consolidated statement of cash flows for the year then ended

- and notes to the financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Entity as at March 31, 2021, and its financial performance, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "*Auditors' Responsibilities for the Audit of the Financial Statements*" section of our auditors' report.



We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Other Information

Management is responsible for the other information. Other information comprises:

- the information included in Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis as at the date of this auditors' report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors' report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.



Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are/is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.



- Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

KPMG LLP

Chartered Professional Accountants

Fredericton, Canada

June 15, 2021



REPORT OF MANAGEMENT

The consolidated financial statements of New Brunswick Power Corporation (NB Power) are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards. The preparation of financial statements necessarily involves the use of estimates based on management's best judgment, particularly when transactions affecting the current period cannot be finalized with certainty until future periods. The impact of the COVID-19 pandemic and the subsequent state of emergency declared by the Province of New Brunswick and surrounding jurisdictions introduced a further level of estimation uncertainty. In management's opinion, the consolidated financial statements have been properly prepared within the framework of selected accounting policies summarized in the consolidated financial statements and incorporate, within reasonable limits of materiality, information available up to May 31, 2021. The financial information presented in the Management's Discussion & Analysis (MD&A) and elsewhere in this report is consistent with that in the consolidated financial statements.

Management maintains appropriate systems of internal control which provide reasonable assurance that NB Power's assets are safeguarded and appropriately accounted for, that financial records are relevant, reliable, and accurate, and that transactions are executed in accordance with management's authorization. This system includes corporate-wide policies and procedures, as well as the appropriate delegation of authority and segregation of responsibilities within the organization. An internal audit function independently evaluates the effectiveness of these controls on an ongoing basis and reports its findings to management and the Audit Committee of the Board of Directors.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee consists entirely of outside Directors. At regular meetings, the Committee reviews audit, internal control and financial reporting matters with management, the internal auditors and the external auditors to satisfy itself that each is properly discharging its responsibilities. The financial statements and the Independent Auditor's Report have been reviewed by the Audit Committee and have been approved by the Board of Directors. The internal and external auditors have full and open access to the Audit Committee with and without the presence of management.

The consolidated financial statements have been examined by KPMG LLP, Chartered Professional Accountants. The external auditor's responsibility is to express its opinion on whether the consolidated financial statements are fairly presented in accordance with International Financial Reporting Standards.

On behalf of management:



President and Chief Executive Officer
Keith Cronkhite
June 15, 2021



CFO & Senior Vice President, Corporate Services
Darren Murphy
June 15, 2021

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2021	2020
Assets			
Current			
Cash		$ 3	$ 3
Accounts receivable	5	272	279
Materials, supplies and fuel	6	222	223
Prepaid expenses		20	17
Derivative assets	27	5	24
Total current assets		522	546
Non-current assets			
Property, plant and equipment	7	4,741	4,679
Intangible assets	8	56	49
Nuclear decommissioning and used fuel management funds	9	843	755
Sinking fund receivable	10	410	593
Derivative assets	27	3	22
Other assets	11	1	1
Total non-current assets		6,054	6,099
Total assets		6,576	6,645
Regulatory balances	12	858	872
Total assets and regulatory balances		$ 7,434	$ 7,517

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts are expressed in millions of Canadian dollars except where indicated)

March 31	Note	2021	2020
Liabilities and equity			
Current liabilities			
Short-term indebtedness	13	$ 608	$ 691
Accounts payable and accrued liabilities		320	295
Accrued interest on short and long-term debt		33	42
Current portion of long-term debt	14	400	378
Current portion of lease liability	15	5	3
Derivative liabilities	27	19	91
Total current liabilities		**1,385**	**1,500**
Non-current liabilities			
Long-term debt	14	4,334	4,447
Lease liability	15	25	2
Decommissioning and used fuel management liability	17	1,161	1,072
Post-employment benefits	18	126	113
Provisions for other liabilities and charges	19	57	57
Derivative liabilities	27	29	35
Total non-current liabilities		**5,732**	**5,726**
Total liabilities		**7,117**	**7,226**
Shareholder's equity			
Accumulated other comprehensive (loss)		(148)	(178)
Retained earnings		465	469
Total equity		**317**	**291**
Total liabilities and equity		**$ 7,434**	**$ 7,517**

On behalf of New Brunswick Power Corporation:



Chairman   President and Chief Executive Officer

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31	Note	2021	2020
Revenue			
Sales of electricity			
In-province	20	**$ 1,395**	$ 1,420
Out-of-province	20	**368**	428
Miscellaneous	21	**71**	76
		1,834	1,924
Expenses			
Fuel and purchased power		**802**	777
Operations, maintenance and administration	22	**508**	529
Depreciation and amortization	23	**321**	318
Taxes	24	**49**	47
		1,680	1,671
Operating earnings		**154**	253
Finance costs	25	**235**	299
Sinking funds and other investment income		**4**	(46)
Mark-to-market of fair value through profit and loss investments	27	**(95)**	4
Net earnings (loss) before changes in regulatory balances		**10**	(4)
Net changes in regulatory balances	12	**(14)**	(12)
Net (loss)		**$ (4)**	$ (16)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts are expressed in millions of Canadian dollars except where indicated)

For the year ended March 31		2021	2020
Net (loss)		**$ (4)**	$ (16)
Other comprehensive income (loss)			
Items that may be reclassified subsequently to earnings			
Net changes in unrealized (loss) on derivatives designated as cash flow hedges		**(4)**	(178)
Amortization of interest settlement		**1**	2
Reclassification to income of earnings on nuclear funds		**-**	(2)
Reclassification to income of settled derivatives designated as cash flow hedges		**44**	102
	27	**41**	(76)
Items that will not be reclassified to earnings			
Net actuarial (loss) gain on post-employment benefits	18	**(11)**	7
Other comprehensive income (loss)		**30**	(69)
Total comprehensive income (loss)		**$ 26**	$ (85)

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF EQUITY

(Amounts are expressed in millions of Canadian dollars except where indicated)

		Accumulated other comprehensive income (AOCI)					
	Cash flow hedges (Note 27)	Amortization of interest settlement	Post-employment benefits actuarial (losses) gains	Nuclear investment funds	AOCI	Retained earnings	Total equity
Balance, April 1, 2019 (as restated - note 2(f))	$ 1 $	(39) $	(73) $	2 $	(109) $	485 $	376
Net (loss) for the year	-	-	-	-	-	(16)	(16)
Other comprehensive income (loss)	(76)	2	7	(2)	(69)	-	(69)
Balance, March 31, 2020	(75)	(37)	(66)	-	(178)	469	291
Net (loss) for the year	-	-	-	-	-	(4)	(4)
Other comprehensive income (loss)	40	1	(11)	-	30	-	30
Balance, March 31, 2021	$ (35) $	(36) $	(77) $	- $	(148) $	465 $	317

The accompanying notes form part of the consolidated financial statements

NEW BRUNSWICK POWER CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts are expressed in millions of Canadian dollars except where indicated)

For the Year Ended March 31	Note	2021	2020
Operating activities			
Cash receipts from customers		**$ 1,832**	$ 1,942
Cash paid to suppliers and employees		**(1,310)**	(1,331)
Customer contributions		**3**	11
Post-employment benefits		**(6)**	(6)
Interest paid		**(228)**	(245)
Cash provided by operating activities		**291**	371
Investing activities			
Expenditures on property, plant and equipment, net of proceeds		**(316)**	(361)
Used fuel management and decommissioning fund withdrawals		**6**	7
Cash expenditures on decommissioning		**(9)**	(13)
Cash (used in) investing activities		**(319)**	(367)
Financing activities	26		
Proceeds on long-term debt	14	**303**	645
Debt retirements	14	**(367)**	(450)
(Decrease) in short-term indebtedness		**(83)**	(206)
Sinking fund installments	10	**(49)**	(49)
Sinking fund redemptions	10	**230**	61
Repayment of lease liabilities	15	**(6)**	(6)
Cash provided by (used in) financing activities		**28**	(5)
Net cash (outflow)		**-**	(1)
Cash, beginning of year		**3**	4
Cash, end of year		**$ 3**	$ 3

The accompanying notes form part of the consolidated financial statements

1. DESCRIPTION OF BUSINESS

New Brunswick Power Corporation (NB Power) is a provincially owned Crown Corporation and was established in the Province of New Brunswick in 1920. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the *New Brunswick Electricity Act*. The *New Brunswick Electricity Act* gives the New Brunswick Energy and Utilities Board (EUB) the power to regulate NB Power to ensure customers receive safe, reliable energy services at fair rates and the Province, as shareholder, is afforded a reasonable opportunity to earn a fair return on investment. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, also a provincial Crown Corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

NB Power and NB Energy Marketing's head offices are located in Fredericton, New Brunswick.

As provincial Crown Corporations, NB Power and NB Energy Marketing are not subject to federal and provincial income taxes.

2. BASIS OF PREPARATION

NB Power's annual audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These consolidated financial statements have been prepared on the historical cost basis except for derivative instruments (Note 27) and the nuclear decommissioning and used fuel management funds (Note 9). These consolidated financial statements are presented in millions of Canadian dollars, which is the functional currency of NB Power. These consolidated financial statements were authorized for issue by the Board of Directors on June 15, 2021.

a. Assumptions and estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the

- application of accounting policies,
- reported amounts of assets and liabilities at the date of the financial statements,
- reported amounts of revenue and expenses during the reporting period, and
- disclosure of contingent assets and liabilities.

Actual results could differ from the estimates.

Estimates and assumptions are reviewed on an ongoing basis. Any revisions to these estimates or assumptions are recognized in the period of the change and any future period as applicable.

The duration and severity of the COVID-19 pandemic is unknown and has led to a greater level of estimation uncertainty. NB Power continues to assess the judgments, estimates and assumptions used in the preparation of the consolidated financial statements. The extent of the future impact of the COVID-19 pandemic is not known at this time. Impacts have been estimated where applicable, based on information available at the time and are disclosed herein.

2.   **BASIS OF PREPARATION (CONTINUED)**

b.   **Estimates**

The following lists the notes that refer to the significant estimates.

Note reference	Estimate
Note 3.a	Basis of consolidation: fair value measurement
Note 3.b	Recognition, measurement and recovery of regulatory balances
Note 3.d	Estimation of useful life of property, plant and equipment
Note 3.g	Recognition and measurement of decommissioning and used fuel management liabilities
Note 3.h	Measurement of defined benefit obligations: key actuarial assumptions
Note 3.i	Recognition and measurement of provisions and contingencies
Note 3.j	Measurement of unbilled revenue
Note 3.n	Financial instruments: fair value measurement

c.   **Judgments**

The following lists the notes where judgment is applied in accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

Note reference	Judgment
Note 3.d	Property, plant and equipment: capitalization of costs
Note 3.l	Determination of the functional currency of the subsidiary
Note 3.m	Leases: whether an arrangement contains a lease and lease classification

d.   **New standards and interpretations adopted**

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and
        Errors

The IASB issued amendments to IAS 1 *Presentation of Financial Statements* and IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*. The amendments clarify the definition of 'material' and align the definition used in the Conceptual Framework for Financial Reporting and the standards themselves. Effective April 1, 2020, NB Power adopted the definition of 'material', with no impact on the consolidated financial statements.

(Amounts are expressed in millions of Canadian dollars except where indicated)

2. BASIS OF PREPARATION (CONTINUED)

e. New standards and interpretations not yet adopted

New standards, amendments to standards and interpretations not yet effective at March 31, 2021 and have not been applied in the preparation of the March 31, 2021 consolidated financial statements are summarized in the following table.

Standard	Effective date
IAS 1 Presentation of Financial Statements	April 1, 2023
IAS 37 Provisions, Contingent Liabilities and Contingent Assets	April 1, 2022

The IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendments relate to the classification of liabilities as current or non-current. Specifically, the amendments clarify one of the criteria for classifying a liability as non-current which is the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. NB Power does not expect the amendments to have a material impact on the financial statements.

The IASB also issued amendments to IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. The amendments relate to the costs that should be included as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments clarify that the cost of fulfilling the contract comprises all costs that relate directly to the contract. Such costs include both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts existing at the date when the amendments are first applied. NB Power does not expect the amendments to have a material impact on the financial statements.

f. Comparative figures

During the year ended March 31, 2021, NB Power identified an immaterial prior period misstatement relating to the recognition of actuarial gains and losses for the long-term disability plan for employees of NB Power. The actuarial gains and losses were recorded in other comprehensive income and accumulated other comprehensive income. Under IAS 19, *Employee Benefits*, on transition to IFRS, the impact should have been recognized in retained earnings and the actuarial gains and losses in subsequent periods should have been recognized in net earnings (loss). The impact of the adjustments on the financial statements is outlined in the following table.

	As reported	Adjustments	As restated
Consolidated statement of equity			
Retained earnings at April 1, 2019	$ 489	$ (4)	$ 485
Accumulated other comprehensive (loss) at April 1, 2019	$ (113)	$ 4	$ (109)

3.   SIGNIFICANT ACCOUNTING POLICIES

This describes the accounting policies used in preparing the consolidated financial statements. It contains the following sections.

Note reference	Name
Note 3.a	Basis of consolidation
Note 3.b	Rate regulation
Note 3.c	Materials, supplies and fuel inventory
Note 3.d	Property, plant and equipment
Note 3.e	Intangible assets
Note 3.f	Long-term debt
Note 3.g	Decommissioning liabilities
Note 3.h	Post-employment benefits
Note 3.i	Provisions
Note 3.j	Revenue
Note 3.k	Government grants
Note 3.l	Foreign exchange transactions
Note 3.m	Leases
Note 3.n	Financial Instruments
Note 3.o	Derivatives

a.   Basis of consolidation

Subsidiary

NB Power's consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, New Brunswick Energy Marketing Corporation. All inter-company transactions and balances have been eliminated on consolidation.

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b.   Rate regulation

NB Power has adopted IFRS 14 as at March 31, 2016. Under IFRS 14, regulatory balances are recognized for rate setting and financial reporting purposes if the New Brunswick Energy and Utilities Board (EUB) approves the regulatory treatment or if management believes the regulatory treatment is probable. Regulatory debit balances represent costs incurred in excess of amounts billed to the customer at EUB approved rates. Regulatory credit balances represent amounts billed to the customer at EUB approved rates in excess of costs incurred by NB Power.

Regulatory debit balances are recognized if it is probable that future billings in an amount at least equal to the deferred costs will result from inclusion of that cost in allowable costs for rate-making purposes. The regulatory debit balances are assessed on an ongoing basis for recoverability and should management no longer consider it probable that an asset will be recovered, the deferred costs are charged to earnings in that period.

The following items have resulted in accounting treatments which differ from IFRS for entities operating in an unregulated environment and regulated entities that did not adopt IFRS 14

- allowance for funds used during construction (AFUDC),
- Point Lepreau Nuclear Generating Station (PLNGS) refurbishment, and
- lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA).

Regulatory balances that do not meet the definition of an asset or liability under any other standard are segregated on the consolidated statement of financial position as regulatory balances and on the consolidated statement of earnings as net changes in regulatory balances.

The measurement of regulatory balances is subject to certain estimates and assumptions.

c.   Materials, supplies and fuel inventory

Inventories are recorded at the lower of cost or net realizable value. Inventories of materials, supplies, and fuel other than nuclear fuel are valued at average cost. Nuclear fuel is valued at cost using the first-in, first-out method. The cost of inventory includes directly attributable costs of bringing the inventory to the location and condition necessary to be used.

Renewable energy credits are valued at the lower of average cost and net realizable value. Qualifying renewable energy projects receive renewable energy credits for the generation and delivery of renewable energy. These credits can be traded and are primarily sold under fixed contracts. Revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any credits generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

d.   **Property, plant and equipment**

Property, plant and equipment (PP&E) is recorded at cost. If significant parts of PP&E have different useful lives they are recorded as separate components of PP&E.

Cost of additions

The cost of additions to PP&E includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes expenditures that are directly attributable to the construction of the asset including

- contracted services,
- direct labour and material,
- borrowing costs on qualifying assets,
- estimated costs of decommissioning,
- estimated costs of the removal of used nuclear fuel,
- corporate overhead directly attributable to the constructed asset, and
- other expenses directly related to capital projects,

less

- revenue generated during commissioning, and
- government grants.

Major inspections and overhauls

NB Power incurs costs at its generating stations for major inspections and overhauls. These costs are capitalized if they are considered qualifying capital and occur in regular intervals of at least two years. They are capitalized as separate components and depreciated over the period to the next major inspection or overhaul. Day-to-day maintenance costs are expensed as incurred.

Borrowing costs on qualifying assets

Interest is capitalized if a project is six months or longer in duration. Borrowing costs are calculated monthly based on the weighted average cost of general borrowings.

Subsequent expenditures

NB Power assesses subsequent expenditures related to PP&E to determine if they are capital or operating in nature. Subsequent expenditures are capitalized if they increase the future economic benefits of the asset.

Depreciation

Depreciation is provided for all assets on a straight-line basis over the estimated useful life of each component of PP&E. Depreciation commences when the asset is available for use.

(Amounts are expressed in millions of Canadian dollars except where indicated)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Property, plant and equipment (Continued)

Estimated service lives

The estimated service lives of PP&E are reviewed annually and any changes are applied prospectively. The following are the major categories of PP&E and estimated service lives.

Assets	Years
Nuclear generating station	2 - 57
Hydro generating stations	4 - 100
Thermal generating stations	2 - 64
Combustion turbine generating stations	10 - 40
Transmission system	14 - 70
Terminals and substations	15 - 62
Distribution system	10 - 53
Buildings and properties	20 - 54
Computer systems	6
Motor vehicles	8 - 22
Miscellaneous assets	15

Derecognition

A component of PP&E is derecognized when it is taken out of service or if there is no future economic benefit expected from its use. When a component is derecognized the cost and accumulated depreciation are written off with the gain or loss on disposal recognized as depreciation expense.

Impairment

NB Power evaluates its PP&E annually to assess indicators of potential impairment. If impairment is identified, an impairment loss will be recognized in earnings equal to the amount by which the carrying amount exceeds the recoverable amount.

3. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

e. **Intangible assets**

Intangible assets are recorded at cost and amortized over their estimated useful lives.

Assets	Years
Nepisiguit Falls (statutory right)	50
Software	6
Other	6 - 20

f. **Long-term debt**

Long-term debt is recorded at amortized cost using the effective interest method. The estimated fair value of the long-term debt is disclosed in Note 27 using market values or estimates of market values based on debt with similar terms and maturities. The unamortized balance of the discounts and premiums are included in long-term debt and amortized over the term of the debt issue to which they pertain on an effective interest basis.

g. **Decommissioning liabilities**

Assets for which decommissioning liabilities are, or could be, recorded include

- nuclear and thermal generating stations,
- water heaters,
- Milltown hydro generating station,
- Fundy Isles undersea transmission cables, and
- other hydro generating stations, transmission and distribution assets.

Nuclear and thermal generating stations

NB Power has recorded provisions for the estimated future costs of managing used nuclear fuel, and decommissioning the nuclear and thermal generating stations.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on detailed studies that take into account various assumptions regarding

- the method and timing of dismantling the nuclear and thermal generating stations,
- the cost of transporting nuclear material to permanent storage facilities, and
- estimates of inflation rates in the future.

NB Power reviews such calculations annually due to

- potential developments in the decommissioning and used nuclear fuel management technologies, and
- changes in the various assumptions and estimates inherent in the calculations.

3. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

g. **Decommissioning liabilities (Continued)**

Nuclear and thermal generating stations (Continued)

Calculation methodology

The Nuclear Waste Management Organization was established by the *Nuclear Fuel Waste Act*. The methodology used by NB Power to calculate the liability for used nuclear fuel management is consistent with the Nuclear Waste Management Organization's recommendations as approved by Natural Resources Canada.

Costs recognized as liabilities

The estimated present values of the following costs have been recognized as a liability as at March 31, 2021, the

- fixed-cost portion of used nuclear fuel management activities, which is required regardless of the volume of fuel consumed,
- variable-cost portion of used nuclear fuel management activities to take into account actual fuel volumes incurred up to March 31, 2021, and
- costs of decommissioning the nuclear and thermal generating stations at the end of their useful lives.

The liability for used nuclear fuel management is increased for the cost of disposing the nuclear fuel bundles used each year with the corresponding amounts charged to operations through fuel expense.
The liability accounts are charged for current expenditures incurred related to the following

- used nuclear fuel management, and
- nuclear and thermal plant decommissioning.

Accretion expense

Accretion is the increase in the carrying amount of the liability due to the passage of time at the discount rate used in determining the amount of the provision.
Accretion is calculated on the liabilities for used nuclear fuel management and nuclear and thermal plant decommissioning. Specifically, the accretion expense is

- calculated using NB Power's credit adjusted risk-free rate and a duration spread to take into consideration the long-term nature of these liabilities, and
- classified as finance costs.

Water heaters

NB Power has recorded a provision for the estimated future costs of permanently removing rented water heaters from customers' homes.

Calculations of anticipated costs

The calculations are based on NB Power's history of water heater removal and include estimates for inflation. NB Power revises the estimates and assumptions annually.

3. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

g. **Decommissioning liabilities (Continued)**

Milltown hydro generating station

NB Power has recorded a provision for the estimated future costs of decommissioning the Milltown hydro generating station.

Calculations of anticipated costs

The calculations of the anticipated future costs are based on engineering analysis that takes into account various assumptions regarding the method and timing of dismantling costs and include estimates for inflation.

Fundy Isles undersea transmission cables

NB Power has recorded a provision for the estimated future costs of decommissioning 17 kilometers for undersea cables serving the Fundy Isles.

Calculation of anticipated costs

The calculations of the anticipated future costs are based on engineering analysis that takes into account various assumptions regarding the method and timing of dismantling costs and include estimates for inflation.

Other hydro generating stations, transmission and distribution assets

Without additional capital improvements, the Mactaquac Generating Station is expected to reach the end of its service life in 2030. NB Power has proposed a capital project that will ensure the station can operate to its intended 100-year lifespan to 2068 with the possibility of even further life extension. This will involve a modified approach to maintenance and adjustments and replacement of equipment over time.

NB Power expects to use the majority of its other hydro generating stations, transmission and distribution assets for an indefinite period of time, and with either maintenance efforts or rebuilding, the assets are expected to be used for the foreseeable future. As a result, the present value of any obligation is immaterial. If, at some future date, it is determined that a particular asset will not meet this perpetuity assumption, it will be reviewed to determine whether an estimable decommissioning liability exists, at which time an obligation would be recorded.

NB Power will record a decommissioning liability if a constructive or legal obligation arises.

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.   Post-employment benefits

NB Power's post-employment programs include

- New Brunswick Public Service Pension Plan (NBPSPP),
- pension plan for NB Coal employees,
- retirement allowance program,
- early retirement program, and
- other long-term benefits.

NB Power employees are members of the NBPSPP.

The NBPSPP was established on January 1, 2014 for the employees of the Province of New Brunswick, its crown corporations and provincial agencies. Contributions are made by both participating employers and the employees and these are generally fixed; however, base benefits are not guaranteed. The NBPSPP is a multi-employer, shared risk plan. The plan assets and liabilities are not segregated in separate accounts for each member entity. Since it is not practicable or feasible to obtain all of the information required for a materially precise attribution of NB Power's portion of the obligation, NB Power uses defined contribution accounting to account for its portion of the NBPSPP.

The pension plan for NB Coal employees is a defined benefit pension plan for its former employees. There are no active members. NB Power makes special contributions annually to maintain the funding position.

The remaining plans are unfunded post-employment plans and are only funded in the year the expenditures are made. NB Power uses defined benefit accounting to account for these plans.

The post-employment benefit obligations are determined by actuarial valuations. The valuations use assumptions to determine the present value of the defined benefit obligations. The assumptions are

- determined at March 31,
- based on market interest rates of high-quality corporate bonds, that match the timing of the expected benefit payments, and
- management's best estimate on salary and wage projections to expected retirement dates.

Current service costs are charged to earnings as an operations, maintenance and administration (OM&A) expense. Interest expense is calculated by applying the same discount rate as used to measure the defined benefit obligation. Net interest is charged to finance costs. Actuarial gains and losses on the long-term disability plan are recognized in net earnings. The gains and losses on the remaining post-employment benefit programs are recognized in other comprehensive income. A curtailment occurs if there is a significant reduction in the benefits related to future service. A curtailment is recognized when the event giving rise to the change has occurred.

i.   Provisions

A provision is recognized if NB Power has a present legal or constructive obligation as a result of a past event, it can be measured reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions that are long-term in nature are measured at their present value by discounting the expected future cash flows using NB Power's credit adjusted risk-free rate.

3.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

j.   **Revenue**

Performance obligation and revenue recognition policy

In-province electricity sales

In-province electricity sales are deemed to have a single performance obligation as they represent a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. These performance obligations are considered to be satisfied over time as electricity is transferred and used by the customer and measured using meters. Revenue recognition is based on the volume delivered to the customer and prices are based on a cost of service model which is reviewed and approved by the EUB. Customers have different billing dates and the month end date is not necessarily the billing date; therefore, a revenue accrual is recorded at the end of each month to account for the unbilled revenue. Sales that are deemed not collectible are not recorded as revenue.

Out-of-province electricity sales

Out-of-province electricity sales are recognized on a daily basis as the energy is transferred and used by customers and are based on either market price at the time of sale or contract prices for long-term contracts.

Customer contributions

Customer contributions are recorded in the consolidated financial statements in provisions for other liabilities and charges. The customer contributions, which represent NB Power's obligation to continue to provide the customers access to the supply of electricity, are recognized in earnings, as miscellaneous revenue on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. Refundable contributions are recorded in current liabilities until such time they are no longer refundable.

k.   **Government grants**

Government grants are received to compensate for certain types of expenditures incurred. These grants are offset against expenses during the period in which the expense is recognized. Government grants related to PP&E are classified in PP&E and depreciated over the life of the related asset.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

l. Foreign exchange transactions

NB Power's functional currency is the Canadian dollar. Transactions in currencies other than the functional currency are translated based on the nature of the item.

- Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate prevailing at the statement of financial position date.
- Non-monetary items denominated in foreign currencies are translated to Canadian dollars at the historical exchange rate. Gains and losses on translation are recorded in earnings.
- For transactions qualifying for hedge accounting, the gains and losses from effective cash flow hedges are recognized in other comprehensive income.

m. Leases

NB Power as a lessee

NB Power considers whether a contract is, or contains a lease, based on whether the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, NB Power records a right-of-use asset and lease liability.

The right-of-use asset represents the right to use the underlying asset. Right-of-use assets are measured at cost, which is based on the initial amount of the lease liability in addition to various adjustments. These adjustments include lease payments made at or before the commencement date, initial direct costs incurred, an estimate of costs to dismantle and remove the leased asset, restore the underlying asset, or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated over the earlier of the end of the useful life of the asset or the related lease term.

The lease liability represents the obligation to make future lease payments. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. When the implicit interest rate is not readily determined, NB Power's incremental borrowing rate is used. In determining the lease term, renewal and termination options are taken into account if it is reasonably certain that they will be exercised. The lease liability is subsequently increased by interest costs and decreased by lease payments.

NB Power applies the following practical expedients permitted under IFRS 16

- elects to not recognize right-of-use assets and lease liabilities for short-term leases of 12 months or less and lease of low-value (less than $5 thousand USD). NB Power recognizes the lease payments associated with these leases as an expense in the consolidated statement of earnings.

NB Power as a lessor

When acting as a lessor, NB Power classifies leases as either operating or finance leases. NB Power has determined all leases where NB Power is the lessor to be operating leases.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable / accounts payable).

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation.

The classification of the financial instruments are outlined in the following table.

Financial instrument	Classification
Financial assets	
Cash	Amortized cost
Accounts receivable	Amortized cost
Sinking fund receivable	Amortized cost
Derivative assets	Fair value through profit or loss and fair value hedging instruments
Nuclear decommissioning and used fuel management funds	Fair value through profit or loss
Financial liabilities	
Short-term indebtedness	Other liabilities
Accounts payable and accrued liabilities	Other liabilities
Accrued interest	Other liabilities
Long-term debt	Other liabilities
Lease liabilities	Other liabilities
Derivative liabilities	Fair value through profit or loss and fair value hedging instruments

Amortized cost

Financial assets classified as amortized cost are measured at the amount recognized at initial recognition minus principal repayments, plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount, and any loss allowance. Changes in fair value are recognized in earnings when the asset is derecognized or reclassified.

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

n. **Financial instruments (Continued)**

Fair value through profit or loss (FVTPL)

Financial assets and liabilities in this category are typically acquired principally for the purpose of selling in the short-term or are designated as such upon initial recognition. Financial instruments are designated as FVTPL if NB Power manages these investments and makes purchase and sale decisions based on their value according to NB Power's documented risk management of investment strategy. These assets and liabilities are measured at fair value at the statement of financial position date. Changes in fair value are included in net earnings.

Fair value through OCI (FVOCI)

Financial instruments classified as fair value through OCI are subsequently measured at fair value, with changes in fair value recognized in other comprehensive income (loss). On derecognition, gains and losses accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of income.

Other liabilities

All NB Power's financial liabilities, except for derivative liabilities designated as fair value through profit or loss, are included in this category. They are recorded at amortized cost, using the effective interest method.

Effective interest method and transaction costs

NB Power uses the effective interest method to recognize interest income or expense on the above-noted financial instruments. The effective interest method discounts estimated future cash payments over an instrument's expected life, or a shorter period if appropriate, down to the net carrying amount at the statement of financial position date. The calculation includes earned or incurred

- transaction costs,
- fees,
- premiums, and
- discounts.

Transaction costs associated with fair value through profit or loss instruments are expensed as they are incurred.

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o.   Derivatives

A derivative is a financial instrument or other contract with all three of the characteristics below

- value changes with underlying variable (for example, market index),
- little or no initial investment required, and
- settled at a future date.

Under derivative contracts, NB Power settles amounts based on the difference between an index-based monthly cumulative floating price and a fixed price. The resultant fixed price is reflected in net earnings.

Derivatives are recognized on the statement of financial position at their fair value. Changes in fair value are recognized in earnings unless the instrument meets the criteria for hedge accounting.

Cash flow hedges

NB Power uses derivatives to manage or "hedge" certain exposures. It does not use them for speculative or trading purposes. Certain derivative financial instruments held by NB Power are eligible for hedge accounting.

Documentation

To be eligible for hedge accounting, NB Power formally documents

- all relationships between hedging instruments and hedged items at their inception,
- its assessment of the effectiveness of the hedging relationship, and
- its hedging objectives and strategy underlying various hedge transactions.

This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific forecasted transactions.

Accounting for cash flow hedges

Derivatives eligible for hedge accounting are recognized on the consolidated statement of financial position at their fair value. The accounting for changes in fair value depends on their effectiveness as hedges. In broad terms, a derivative is an effective hedge of another item when changes in their fair value or cash flows closely offset each other. Due to the nature of some of the hedging relationships, the fair values or cash flows do not perfectly offset, which represents the ineffective portions.

The following table describes how the changes in a derivative's fair value are recognized.

This portion	is recognized in
effective	other comprehensive income, outside net earnings for the year
ineffective	net earnings

3.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

o.   **Derivatives (Continued)**

Accounting for cash flow hedges (Continued)
The amounts accumulated in other comprehensive income are reclassified to earnings in the same period during which the hedged forecasted cash transaction affects earnings.

Discontinuing hedge accounting

If a forecasted transaction is no longer expected to occur, NB Power ceases hedge accounting at that point and any gains or losses previously accumulated in other comprehensive income are then recognized immediately in net earnings.

If a hedging instrument is sold or terminated before it matures, it ceases to be effective as a hedge, or designation is revoked, hedge accounting is discontinued prospectively. Gains or losses up to the date the hedge was discontinued remain in other comprehensive income and will be recognized in earnings in the period the forecasted cash transaction impacts earnings. Gains and losses after discontinuance of hedge accounting are recognized in earnings at that time.

4.   RATE REGULATION

NB Power is a rate-regulated utility and as such must submit to the EUB for approval
- an application of its schedules of rates it proposes to charge for its services,
- an application of the Open Access Transmission Tariff, or for any changes to the Transmission Tariff and revenue requirements at least every three years,
    - this revenue requirement is intended to collect sufficient revenue to cover its costs and to provide a return of 10 to 12 per cent on a deemed capital structure of 65 per cent debt and 35 per cent capital,
- an Integrated Resource Plan at least every three years for information purposes,
- a strategic, financial investment plan covering the next 10 fiscal years must be submitted annually for information purposes, and
- an application for approval of capital projects exceeding $50 million.

Regulatory balances

Regulatory balances may arise as a result of the rate-setting process.

All amounts recognized as regulatory balances are subject to legislation or regulatory approval. As such
- the regulatory authorities could alter the amounts recognized as a regulatory balance, at which time the change would be reflected in the financial statements, and
- certain remaining recovery and settlement periods are those expected by management and the actual recovery or settlement periods could differ based on regulatory approval.

(Amounts are expressed in millions of Canadian dollars except where indicated)

5. ACCOUNTS RECEIVABLE

	Note		2021		2020
Trade receivables		$	193	$	211
Expected credit loss allowance	28		(4)		(5)
Other receivables			1		8
Unbilled revenue			82		65
		$	272	$	279

6. MATERIALS, SUPPLIES AND FUEL

		2021		2020
Materials and supplies	$	37	$	34
Nuclear fuel		57		48
Coal		23		24
Heavy fuel oil		46		58
Petroleum coke		23		17
Renewable energy credits		10		15
Other fuel		26		27
	$	222	$	223

During the year, inventories of $1 million (2020 - $4 million) were written down to net realizable value. Inventories recognized as an expense during the year amounted to $157 million (2020 - $188 million).

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT

	Power generating stations	Transmission system	Terminals and substations	Distribution system	Other	Construction -in- progress	Total
Cost or deemed cost							
Balance, April 1, 2019	$ 4,022	$ 307	$ 449	$ 1,154	$ 230	$ 253	$ 6,415
Additions	-	-	-	-	12	353	365
Right-of-use additions	6	-	-	-	6	-	12
Decommissioning adjustments	123	-	-	-	-	-	123
Disposals	(93)	(1)	(2)	(12)	(22)	-	(130)
Right-of-use disposals	-	-	-	-	(1)	-	(1)
Transfers	131	95	19	52	18	(326)	(11)
Balance, March 31, 2020	4,189	401	466	1,194	243	280	6,773
Additions	**-**	**-**	**-**	**-**	**14**	**301**	**315**
Right-of-use additions	**29**	**-**	**-**	**-**	**2**	**-**	**31**
Decommissioning adjustments	**25**	**22**	**-**	**-**	**-**	**-**	**47**
Disposals	**(121)**	**(5)**	**(11)**	**(15)**	**(7)**	**-**	**(159)**
Right-of-use disposals	**(4)**	**-**	**-**	**-**	**(1)**	**-**	**(5)**
Transfers	**140**	**29**	**21**	**52**	**21**	**(281)**	**(18)**
Balance, March 31, 2021	**4,258**	**447**	**476**	**1,231**	**272**	**300**	**6,984**
Accumulated depreciation							
Balance, April 1, 2019	1,196	34	50	578	62	-	1,920
Depreciation expense	229	8	15	32	12	-	296
Right-of-use depreciation expense	3	-	-	-	2	-	5
Disposals	(92)	(1)	(2)	(11)	(20)	-	(126)
Right-of-use disposals	-	-	-	-	(1)	-	(1)
Balance, March 31, 2020	1,336	41	63	599	55	-	2,094
Depreciation expense	**231**	**10**	**15**	**34**	**14**	**-**	**304**
Right-of-use depreciation expense	**3**	**-**	**-**	**-**	**2**	**-**	**5**
Disposals	**(120)**	**(5)**	**(10)**	**(14)**	**(6)**	**-**	**(155)**
Right-of-use disposals	**(4)**	**-**	**-**	**-**	**(1)**	**-**	**(5)**
Balance, March 31, 2021	**1,446**	**46**	**68**	**619**	**64**	**-**	**2,243**
Carrying amount, right-of-use assets							
Balance, March 31, 2020	3	-	-	-	4	-	7
Balance, March 31, 2021	**29**	**-**	**-**	**-**	**4**	**-**	**33**
Carrying amount, total assets							
Balance, March 31, 2020	2,853	360	403	595	188	280	4,679
Balance, March 31, 2021	**$ 2,812**	**$ 401**	**$ 408**	**$ 612**	**$ 208**	**$ 300**	**$ 4,741**

(Amounts are expressed in millions of Canadian dollars except where indicated)

7. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The amount of government grants classified as PP&E in 2021, was $2 million (2020 - $2 million). The contribution was received in support of the Smart Grid Atlantic Initiative. This grant is depreciated over the life of the associated asset.

The amount of interest capitalized to PP&E in 2021 is $7 million (2020 - $7 million) at the weighted average cost of borrowing of 3.73 per cent (2020 - 4.77 per cent) (Note 25).

8. INTANGIBLE ASSETS

	Nepisiguit Falls-statutory rights	Software	Other	Construction-in-progress	Total
Cost or deemed cost					
Balance, April 1, 2019	$ 19	$ 41	$ 11	$ 7	$ 78
Additions	-	-	-	3	3
Disposals	-	-	(7)	-	(7)
Transfers	-	11	-	(5)	6
Balance, March 31, 2020	19	52	4	5	80
Additions	**-**	**-**	**-**	**9**	**9**
Disposals	**-**	**(8)**	**-**	**-**	**(8)**
Transfers	**-**	**7**	**-**	**2**	**9**
Balance, March 31, 2021	**19**	**51**	**4**	**16**	**90**
Accumulated amortization					
Balance, April 1, 2019	2	20	1	-	23
Amortization expense	1	8	-	-	9
Disposals and retirements	-	-	(1)	-	(1)
Balance, March 31, 2020	3	28	-	-	31
Amortization expense	**-**	**7**	**1**	**-**	**8**
Disposals and retirements	**-**	**(5)**	**-**	**-**	**(5)**
Balance, March 31, 2021	**3**	**30**	**1**	**-**	**34**
Carrying amount					
Balance March 31, 2020	16	24	4	5	49
Balance March 31, 2021	**$ 16**	**$ 21**	**$ 3**	**$ 16**	**$ 56**

9. **NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS**

This note describes the segregated funds established by NB Power as security for its nuclear decommissioning and used fuel management obligations. It contains information on the following

- fund requirements,
- NB Power's funds, and
- status of NB Power's funds.

Fund Requirements

The *Nuclear Fuel Waste Act* requires owners of used nuclear fuel in Canada to establish trust funds to finance the long-term management of used nuclear fuel. The Canadian Nuclear Safety Commission (CNSC) requires NB Power to maintain certain segregated funds to meet license conditions for the Point Lepreau Nuclear Generating Station. The investments contained in these established funds will be used to meet the *Nuclear Fuel Waste Act* requirements.

NB Power's Funds

NB Power has established the following funds, each held in a custodial account.

Fund	Trustee	Purpose	Funding requirement	2020/21 contributions	2019/20 contributions
Decommissioning segregated fund and used nuclear fuel segregated fund	Provincial Minister of Finance	To meet the license conditions for the Point Lepreau Nuclear Generating Station set by the CNSC	Determined annually based on the current obligations and market value of the funds.	$ -	$ -
Nuclear Fuel Waste Trust fund	BNY Mellon	To meet the Nuclear Fuel Waste Act and to meet the CNSC requirements	The Nuclear Fuel Waste Act requires NB Power to deposit to the trust fund an amount based on the approved funding formula.	$ 4	$ 4

(Amounts are expressed in millions of Canadian dollars except where indicated)

9. NUCLEAR DECOMMISSIONING AND USED FUEL MANAGEMENT FUNDS (CONTINUED)

Fair value of NB Power's Funds

The fair value of the investments contained in the established funds is outlined in the table below.

	Decommissioning and used nuclear fuel segregated funds	Nuclear Fuel Waste Trust fund	Total 2021	Total 2020
Fixed income	$ 167	$ 195	$ 362	$ 322
International equity	175	-	175	170
Alternative investments	89	-	89	76
Canadian equity	59	-	59	55
Private real estate	61	-	61	60
Public real estate	23	-	23	11
Public infrastructure	13	-	13	17
Private infrastructure	36	-	36	28
Private equity	25	-	25	16
Total investments contained in established funds	$ 648	$ 195	$ 843	$ 755

10. SINKING FUND RECEIVABLE

Pursuant to section 15 of the *Provincial Loans Act*, the Minister of Finance maintains a general sinking fund for the repayment of funded debt. NB Power pays the Province of New Brunswick one per cent of its outstanding debt annually; this will be returned to NB Power when the corresponding debt issues mature.

The following table shows the activity in the sinking fund.

	2021	2020
Sinking fund receivable, beginning of year	$ 593	$ 562
Sinking fund earnings	16	22
Foreign exchange (loss) gain	(18)	21
Installments	49	49
Redemptions	(230)	(61)
Sinking fund receivable, end of year	$ 410	$ 593

Refer to Note 27 Financial Instruments for fair value hierarchy information.

(Amounts are expressed in millions of Canadian dollars except where indicated)

11. OTHER ASSETS

Funded defined benefit pension plan

The former Mine Reclamation Inc. employees are members of the Pension Plan for Employees of NB Coal Limited. NB Coal Limited ceased operations on December 31, 2009, with the Plan ceasing at the same date. The Plan has no active members. All members are retirees, survivors, or deferred pensioners. The pension assets and liabilities of this plan are measured as at March 31, 2021. The most recent actuarial valuation for funding purposes for the Pension Plan for Employees of NB Coal Limited was completed as at January 1, 2020. The valuation reported plan assets of approximately $1 million higher than the accrued benefit obligation of $5 million, as such, an asset is recognized as other assets on the consolidated statement of financial position.

12. REGULATORY BALANCES

NB Power has regulatory balances totaling $858 million at March 31, 2021 compared to $872 million at March 31, 2020.

The following tables disclose the activity of the regulatory balance accounts.

	Remaining recovery period (years)	Interest rate	Balance April 1, 2019	Balances arising during the year	Interest	Recovery	Balance March 31, 2020
PLNGS	20	4.77%	$ 792	$ -	$ 37	$ (60)	$ 769
PDVSA	21	4.77%	87	21	4	(16)	96
AFUDC	50	0%	5	2	-	-	7
			$ 884	$ 23	$ 41	$ (76)	$ 872

	Remaining recovery period (years)	Interest rate	Balance April 1, 2020	Balances arising during the year	Interest	Recovery	Balance March 31, 2021
PLNGS	19	4.56%	$ 769	$ -	$ 34	$ (59)	**$ 744**
PDVSA	20	4.56%	96	22	4	(15)	**107**
AFUDC	50	0%	7	-	-	-	**7**
			$ 872	$ 22	$ 38	$ (74)	**$ 858**

The following table details the net changes in regulatory balances recognized in the statement of earnings.

	2021	2020
Point Lepreau Nuclear Generating Station deferral	**$ (25)**	$ (23)
Lawsuit settlement with PDVSA	**11**	9
Allowance for funds used during construction	**-**	2
Net change in regulatory balances	**$ (14)**	$ (12)

(Amounts are expressed in millions of Canadian dollars except where indicated)

12. REGULATORY BALANCES (CONTINUED)

Point Lepreau Nuclear Generating Station refurbishment (PLNGS)

The regulatory balance related to PLNGS refurbishment, the EUB authorized a regulatory asset be established to capitalize period costs during the refurbishment period. These costs are recovered in rates over the remaining useful life of the refurbished station. This account accumulated the following costs over the refurbishment period (March 28, 2008 to November 23, 2012)

- the normal period costs (net of any revenue) incurred by PLNGS, and
- the costs of replacement power incurred during the refurbishment period,

less

- costs included in current rates.

The regulatory balance is being

- amortized over the refurbished station's operating life, and
- reflected in charges, rates and tolls to customers (section 139.4 of the *Electricity Act*).

Lawsuit settlement with Petroleos de Venezuela S.A. (PDVSA)

This regulatory balance relates to the lawsuit settlement with PDVSA, and reflects the EUB's ruling as to how the settlement benefits would be passed on to customers.

In 2007/08 NB Power recognized a regulatory balance relating to a lawsuit settlement with PDVSA. The settlement's benefits are being

- amortized over the Coleson Cove Generating Station's remaining useful life (23 years at time of the settlement; 20 years as at March 31, 2021), and
- passed on to customers over 17 years (3 years as of March 31, 2021), as approved by the EUB, on a levelized basis.

The regulatory deferral is in a debit position because the settlement's net benefits are passed on to customers faster than they are recognized by NB Power.

Allowance for Funds Used During Construction (AFUDC)

As at March 31, 2021, NB Power has a regulatory balance related to AFUDC for transmission assets. AFUDC represents a notional cost of capital allowance allowed by the EUB to be capitalized into rate base during the construction period. It is calculated monthly on capital construction projects in progress and added to the regulatory balance, with an offsetting amount recorded as a reduction of finance costs. AFUDC capitalized is based on NB Power's weighted average cost of capital as prescribed by the EUB and is amortized over the future life of the related assets and is expected to be recoverable through the Open Access Transmission Tariff.

13. SHORT-TERM INDEBTEDNESS

NB Power borrows funds for temporary purposes from the Province of New Brunswick. The balance at March 31, 2021 is $608 million (2020 - $691 million) with maturities ranging from April 1, 2021 to April 30, 2021 and a weighted average interest rate of 0.08 per cent (2020 - 1.28 per cent).

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT

NB Power borrows funds from the Province of New Brunswick to finance long-term requirements. This note provides details around NB Power's long-term debt. It contains information on

- year-end long-term debt,
- terms,
- interest rates,
- debt portfolio management fee, and
- principal repayments.

A reconciliation between the opening and closing long-term debt balance is provided below.

Long-term debt		
Balance, April 1, 2019	$	4,609
Debt retirements		(450)
Proceeds from long-term debt		645
Foreign exchange on long-term debt		21
Balance March 31, 2020		4,825
Debt retirement		**(367)**
Proceeds on long-term debt		**303**
Foreign exchange on long-term debt		**(27)**
Less current portion		**(400)**
Balance March 31, 2021	**$**	**4,334**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

The following table details the outstanding debt owing to the Province of New Brunswick.

Date of issue	Date of maturity	Effective interest rate (%)	Coupon rate (%)	Principal amount	Principal amount CAD$	Unamortized (discounts) premiums	Outstanding amount
October 1, 2013	May 1, 2022	8.86 %	8.75 %	$ 100 USD	$ 126	$ -	**$ 126**
October 1, 2013	December 15, 2029	6.47 %	6.29 %	50	50	(1)	**49**
October 1, 2013	March 31, 2024	4.67 %	4.67 %	100	100	-	**100**
October 1, 2013	September 26, 2035	4.77 %	4.65 %	360	360	3	**363**
October 1, 2013	March 26, 2037	4.74 %	4.55 %	100	100	(1)	**99**
October 1, 2013	March 26, 2037	4.98 %	4.55 %	25	25	(1)	**24**
October 1, 2013	September 26, 2039	4.86 %	4.80 %	160	160	(1)	**159**
October 1, 2013	September 26, 2034	5.49 %	5.00 %	150	150	(1)	**149**
October 1, 2013	March 19, 2034	7.02 %	5.15 %	50	50	-	**50**
October 1, 2013	September 26, 2039	5.46 %	4.80 %	100	100	-	**100**
October 1, 2013	June 3, 2041	4.87 %	4.80 %	200	200	(2)	**198**
October 1, 2013	December 3, 2021	3.44 %	3.35 %	200	200	-	**200**
October 1, 2013	December 3, 2021	3.31 %	3.35 %	100	100	-	**100**
October 1, 2013	December 3, 2021	3.07 %	3.35 %	100	100	-	**100**
October 1, 2013	June 3, 2055	3.48 %	3.55 %	150	150	2	**152**
October 1, 2013	June 3, 2065	3.56 %	3.55 %	200	200	(1)	**199**
June 14, 2015	June 3, 2024	2.32 %	3.65 %	50	50	2	**52**
December 17, 2015	August 14, 2045	3.78 %	3.80 %	250	250	8	**258**
May 4, 2016	June 03, 2022	1.93 %	1.55 %	100	100	-	**100**
August 14, 2016	August 14, 2048	3.16 %	3.10 %	200	200	(2)	**198**
June 16, 2017	August 14, 2027	2.42 %	2.35 %	100	100	-	**100**
November 26, 2017	August 14, 2048	3.21 %	3.10 %	200	200	(4)	**196**
March 20, 2018	August 14, 2027	3.03 %	2.35 %	120	120	(5)	**115**
April 30, 2018	August 14, 2028	3.21 %	3.10 %	100	100	(1)	**99**
June 30, 2018	August 14, 2048	3.33 %	3.10 %	250	250	(10)	**240**
December 13, 2018	December 13, 2023	2.70 %	2.70 %	200	200	-	**200**
January 18, 2019	June 3, 2065	3.38 %	3.55 %	60	60	2	**62**
May 7, 2019	August 14, 2050	3.11 %	3.05 %	300	300	(4)	**296**
May 29, 2019	June 3, 2065	3.01 %	3.55 %	150	150	20	**170**
October 2, 2019	June 3, 2065	2.53 %	3.55 %	100	100	27	**127**
December 6, 2019	June 3, 2065	2.71 %	2.71 %	50	50	-	**50**
April 15, 2020	August 14, 2050	2.95 %	3.05 %	150	150	3	**153**
June 3, 2020	October 16, 2057	2.34 %	2.34 %	150	150	-	**150**
Total					$ 4,701	$ 33	**$ 4,734**

(Amounts are expressed in millions of Canadian dollars except where indicated)

14. LONG-TERM DEBT (CONTINUED)

Debt portfolio management fee

NB Power pays an annual debt portfolio management fee to the Province of New Brunswick amounting to 0.65 per cent (2020 - 0.65 per cent) of the total long-term debt and short-term indebtedness, net of the balance held in sinking funds receivable (Note 10), measured as at the beginning of the fiscal year. The management fee is included as a component of finance costs and accounted for as interest expense, refer to Note 25.

Principal repayments

Long-term debt principal repayments are due as follows.

Year Ending	Principal Repayment
March 31, 2022	$ 400
March 31, 2023	226
March 31, 2024	300
March 31, 2025	50
March 31, 2026	-
Thereafter	3,725
Total	$ 4,701

15. LEASE LIABILITY

Lease liabilities represent NB Power's obligation to make payments arising from a lease. Lease payments are represented as liabilities on a discounted basis. The table below is a reconciliation between the opening and closing lease liability.

Balance April 1, 2019	$ 7
Additions (new leases)	4
Lease payments	(6)
Balance March 31, 2020	5
Additions (new leases)	31
Lease payments	(6)
Less: current portion of lease liability	(5)
Balance March 31, 2021	$ 25

The above lease liabilities include leasing generation assets, IT equipment, and a variety of real estate locations primarily for storage and office space.

During the year, no expenses or revenues were incurred in relation to variable lease payments, subleasing or sale and leaseback transactions.

(Amounts are expressed in millions of Canadian dollars except where indicated)

15. LEASE LIABILITY (CONTINUED)

During the year, there were no leases that met the investment property definition in IFRS 16. NB Power has included renewal options in calculating the liability for certain real estate leases.

The following table details the scheduled future minimum lease payments and the present value of lease liabilities.

	1 year	2-5 years	Greater than 5 years
Future minimum lease payments	$ 6	$ 15	$ 14
Present value of lease payments	$ 5	$ 13	$ 13

Lease payments not recognized as a liability

NB Power has elected to not recognize a lease liability for low-value assets (under $5 thousand USD) or short-term leases (expected term of 12 months or less). Payments under these leases are expensed on a straight-line basis. During the year, short-term and low-value leases of $2 million, were recognized as an expense in the consolidated statement of earnings in operations, maintenance and administration expenses.

16. CAPITAL MANAGEMENT

NB Power raises its capital predominantly through short and long-term borrowings from the Province of New Brunswick in accordance with the *Provincial Loans Act*. This type of borrowing allows NB Power to take advantage of the Province of New Brunswick's credit rating. NB Power's target debt/equity ratio is 80/20 as prescribed in the *Electricity Act*.

The percentage of net debt in capital structure is outlined in the table below.

As at March 31	**2021**	**2020**
Long-term debt	**$ 4,734**	$ 4,825
Short-term indebtedness	**608**	691
Total debt	**5,342**	5,516
Sinking fund receivable	**(410)**	(593)
Cash	**(3)**	(3)
Total net debt	**4,929**	4,920
Retained earnings (as restated, note 2(f))	**465**	469
Accumulated other comprehensive (loss) (as restated, note 2(f))	**(148)**	(178)
Total capital	**5,246**	5,211
Per cent net debt in capital structure	**94 %**	94 %

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY

This note provides details of NB Power's decommissioning liabilities. It contains information on

- nature of the liabilities,
- assumptions used for the liabilities, and
- liability balances at year-end dates.

Nature of the liability

The following table provides details on the decommissioning liabilities.

Liability	Nature	Funding details
Hydro and thermal generating station decommissioning	Cost of decommissioning the hydro and thermal generating stations after the end of their service lives	The liability is not funded
Nuclear generating station decommissioning	Cost of decommissioning the nuclear generating station after the end of its service life	See Note 9 for details on the funding of this liability
Used nuclear fuel management	Cost of interim and long-term management of used nuclear fuel bundles generated by the nuclear generating station	See Note 9 for details on the funding of this liability
Water heaters	Cost of the removal of water heaters from the customer's homes	The liability is not funded
Fundy Isles undersea transmission cables	Cost of decommissioning the 17km cables that serve Deer Island, Campobello, and Grand Manan after the end of their service lives. This includes both the spare cable and the in-service asset.	The liability is not funded

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Assumptions used for the liabilities

The following are the key assumptions on which the decommissioning liabilities are based.

	Hydro and thermal decommissioning	Nuclear decommissioning	Used nuclear fuel management	Water heaters	Fundy Isles undersea transmission cables
Amount of estimated cash flow to settle liability in 2021 dollars					
- 2021	$175	$1,136	$812	$3	$29
- 2020	184	1,138	794	3	0
Reason for the increase or decrease to the liabilities	Decommissioning spending and changes to the liability resulting from updated cost estimates, changes to the timing of cash flows, and changes in discount rates offset by escalation	Changes to the liability resulting from updated cost estimates, changes to the timing of cash flows, change in discount rate and escalation offset by decommissioning spending	Changes to the liability resulting from updated cost estimates, changes to timing of cash flows, change in discount rate, and escalation offset by decommissioning spending	No change	Newly recognized decommissioning liability
Cash expenditures required until the year	2049	2078	2188	2036	2060
Rate used to discount cash flows					
- 2021	0.84 - 3.52%	3.98%	4.41%	3.35%	2.88 - 3.42%
- 2020	1.61 - 3.54%	4.16%	4.51%	3.32%	0
Escalation rate to determine decommissioning liabilities	2.0%	2.0%	1.71 - 3.38%	2.0%	2.0%

(Amounts are expressed in millions of Canadian dollars except where indicated)

17. DECOMMISSIONING AND USED FUEL MANAGEMENT LIABILITY (CONTINUED)

Liabilities at year-end

The following is a continuity schedule for each of the decommissioning liabilities.

	2021	2020
Hydro and thermal generating station decommissioning liability		
Balance, beginning of year	$ 153	$ 134
Add: Change to discount rate and change in cost estimates	(17)	16
Add: Accretion on thermal decommissioning liability	5	5
Less: Expenditures	(3)	(2)
Balance, end of year	138	153
Nuclear generating station decommissioning liability		
Balance, beginning of year	518	426
Add: Change to discount rate and change in cost estimate	32	77
Add: Accretion on nuclear decommissioning liability	22	18
Less: Expenditures	(1)	(3)
Balance, end of year	571	518
Used fuel management liability		
Balance, beginning of year	398	353
Add: Change to discount rate and change in cost estimate	16	36
Add: Accretion on used fuel management liability	17	17
Less: Expenditures	(4)	(8)
Balance, end of year	427	398
Water heaters		
Balance, beginning of year	3	2
Add: Change to discount rate and change in cost estimate	-	1
Balance, end of year	3	3
Fundy Isles undersea transmission cables		
Balance, beginning of year	-	-
Add: Newly recognized decommissioning liability	22	-
Balance, end of year	22	-
Total decommissioning and used fuel management liability	$ 1,161	$ 1,072

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS

Unfunded benefit plans

Unfunded post-employment benefit plans include an early retirement plan, retirement allowances, and other future employee benefits.

The table below summarizes these plans.

		2021		2020
Early retirement obligation	$	**79**	$	74
Retirement allowance obligation		**19**		17
Other future employee benefits obligation		**32**		26
		130		117
Current portion of early retirement obligation, recorded in accounts payable and accrued liabilities		**(4)**		(4)
Post-employment benefits	$	**126**	$	113

Assumptions

	2021 %	2020 %
Discount rate, beginning of year	3.80	3.25
Discount rate, end of year	3.25	3.80
Long-term rate of compensation increases	2.50	2.50
Assumptions for benefit increases (percentage of Consumer Price Index)	2.00	2.00

a. Early retirement obligation

NB Power has an unfunded early retirement program. NB Power has had several programs in the past to incent employees to retire early. The early retirement program represents the obligation for those costs.

Accrued benefit obligation		2021		2020
Balance, beginning of year	$	**74**	$	81
Employee benefit expense		**3**		2
Benefits paid		**(4)**		(4)
Actuarial (gain) loss		**6**		(5)
Balance, end of year	$	**79**	$	74

Cost		2021		2020
Interest on early retirement obligation	$	**3**	$	2
Total benefit expense for the year	$	**3**	$	2

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

b. Retirement allowance obligation

NB Power has an unfunded retirement allowance program. The program provides a benefit of one week of salary per year of service up to a maximum of 26 weeks, when the employee retires. The latest actuarial calculation to estimate the liability was completed as at April 1, 2019.

NB Power has been phasing out the retirement allowance benefit over the last number of years. Employees were offered voluntary payouts of the accumulation of service. A number of employees took this opportunity thus reducing NB Power's accrued benefit obligation and current service cost.

Accrued benefit obligation		**2021**		**2020**
Balance, beginning of year	$	**17**	$	17
Employee benefit expense		**2**		2
Benefits paid		**(1)**		(1)
Actuarial (gain) loss		**1**		(1)
Balance, end of year	$	**19**	$	17

Cost		**2021**		**2020**
Current service cost	$	**1**	$	1
Interest on retirement allowance obligation		**1**		1
Total benefit expense for the year	$	**2**	$	2

c. Other future employee benefits obligation

Other future employee benefits include future payments to long-term disability plan for employees and the pension plan for executives.

Accrued benefit obligation		**2021**		**2020**
Balance, beginning of year	$	**26**	$	26
Employee benefit expense		**2**		2
Benefits paid		**(1)**		(1)
Actuarial loss (gain) recognized in other comprehensive income		**4**		(1)
Actuarial loss recognized in earnings		**1**		-
Balance, end of year	$	**32**	$	26

Cost		**2021**		**2020**
Current service cost	$	**1**	$	1
Actuarial loss recognized during the year		**1**		-
Interest on other post-employment benefits		**1**		1
Total benefit expense for the year	$	**3**	$	2

(Amounts are expressed in millions of Canadian dollars except where indicated)

18. POST-EMPLOYMENT BENEFITS (CONTINUED)

Cumulative actuarial losses

The cumulative actuarial losses recorded in other comprehensive income for NB Power's defined benefit plans are summarized in the following table.

		2021		2020
Balance, beginning of year	$	(66)	$	(73)
Actuarial gains (losses) on accrued benefit obligation				
- experience adjustments		(11)		7
Balance, end of year	$	**(77)**	$	(66)

Multi-employer pension plan

NB Power employees are members of the New Brunswick Public Service Pension Plan (NBPSPP), a multi-employer shared risk pension plan, as described in Note 3.h. The most recent actuarial valuation was completed as at January 1, 2020, when the NBPSPP was 115 per cent funded (January 1, 2019 - 108 per cent). The valuation reported plan assets in excess of the accrued benefit obligation of $7,281 million by $1,072 million. The next valuation is as at January 1, 2021 which will be completed in September 2021.

NB Power accounts for this multi-employer plan as a defined contribution pension plan.

Costs

Under the NBPSPP, NB Power's obligations are limited to the contributions for current service. The total contributions of all participating employers and employees were approximately $262 million (January 1, 2020 - $254 million). NB Power's contributions are charged to earnings when due. The employee benefits expense for the NBPSPP plan recorded in OM&A expense is summarized in the following table.

		2021		2020
Current service cost	$	**30**	$	29

NB Power expects to contribute approximately $30 million in contributions in 2022.

(Amounts are expressed in millions of Canadian dollars except where indicated)

19. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

A reconciliation between the opening and closing provisions for other liabilities and charges is provided below.

	Environmental liability	Customer contributions	Total
Provisions for other liabilities and charges			
Balance, April 1, 2019	$ 11	$ 36	$ 47
Provisions made during the year	1	11	12
Provisions used during the year	(1)	(1)	(2)
Balance, March 31, 2020	11	46	57
Provisions made during the year	-	**3**	**3**
Provisions used during the year	**(1)**	**(2)**	**(3)**
Balance, March 31, 2021	**$ 10**	**$ 47**	**$ 57**

Environmental liability

NB Power has a long-term plan to treat acidic water drainage from an inactive mine. NB Power has recognized an unfunded environmental liability equal to the net present value of the expected future costs using a discount rate of 3.35 per cent (2020 - 3.32 per cent).

The total undiscounted amount of the estimated cash flows required to settle the liability is $12 million.

Customer contributions

NB Power has received non-refundable customer contributions in aid of construction of physical assets to connect these customers to a utility network and provide future energy requirements. These contributions are recognized as deferred revenue and recognized in earnings as miscellaneous revenue as described in Note 3.j.

20. REVENUE

a. Revenue from contracts

	2021	2020
Sales of electricity	**$ 1,763**	$ 1,848
Miscellaneous contract revenue	**37**	42
Total contract revenue	**$ 1,800**	$ 1,890

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

b. Contract balances

The following table provides information about receivables, contracts assets and contract liabilities from contracts with customers.

	2021	2020
Accounts receivable, included in trade or other receivables	$ **193**	$ 211
Contract assets - unbilled revenue	**82**	65
Contract liabilities, included in accounts payable and accrued liabilities	**(47)**	(46)

The contract assets represent unbilled revenue and relate to the rights to consideration for electricity transferred and used by the customer but not billed at the reporting date.

During the period ended March 31, 2021, contract assets were impaired by $nil million (2020 - $1). Refer to Note 28 for the calculation of the impairment charge on contract assets. The contract assets are transferred to accounts receivable when the rights become unconditional. This generally occurs when an invoice is issued to the customer.

The contract liabilities primarily relate to customer contributions that NB Power receives towards certain costs of construction. This liability is recognized in earnings, as miscellaneous revenue, on a straight-line basis over the estimated lives of the contracts with customers. When contracts with customers are perpetual and the related contributed asset is used to provide ongoing goods or services to customers, the life of the contract is estimated to be equivalent to the economical useful life of the asset to which the contribution relates. The amount of customer contributions recognized as revenue for the year ended March 31, 2021 is $2 million (2020 - $1 million).

The amount of revenue recognized in the year ended March 31, 2021 from performance obligations satisfied (or partially satisfied) in previous periods is $nil (2020 - $nil).

(Amounts are expressed in millions of Canadian dollars except where indicated)

20. REVENUE (CONTINUED)

c. Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by revenue stream. The in-province stream is further disaggregated by customer type, the out-of-province stream by contract type and miscellaneous revenue by major product and service.

	2021	2020
Sales of electricity - In-Province		
Residential	$ 669	$ 669
Industrial	312	312
General Service	276	297
Wholesale	112	116
Streetlights	21	21
Unmetered	5	5
	1,395	1,420
Sales of electricity - Out-of-Province		
Canadian sales		
Long-term contracts	106	102
Short-term contracts	29	65
USA sales		
Long-term contracts	182	232
Short-term contracts	28	25
Short-term renewable energy credits	23	4
	368	428
Total sales of electricity	1,763	1,848
Miscellaneous		
Customer related revenue	16	18
Pole attachments	4	4
Transmission revenue	15	14
Other contract revenue	2	6
	37	42
Total contract revenue	$ 1,800	$ 1,890

(Amounts are expressed in millions of Canadian dollars except where indicated)

21. MISCELLANEOUS REVENUE

		2021		2020
Net transmission revenue	$	**15**	$	14
Customer related revenue		**16**		18
Water heater rental		**22**		22
Pole attachment revenue		**4**		4
Other miscellaneous income		**14**		18
	$	**71**	$	76

22. OPERATIONS, MAINTENANCE AND ADMINISTRATION

		2021		2020
Salaries and benefits	$	**307**	$	303
Hired services		**121**		135
Materials and supplies		**37**		33
Vehicles and equipment		**24**		25
Provision for losses		**2**		4
Other		**17**		29
	$	**508**	$	529

During the year, government grants totaling $17 million (2020 - $9 million) were received or receivable. The contributions were received for the purpose of funding efficiency programs to residents of New Brunswick $15 million (2020 - $8 million), and as a contribution towards the cost of the Smart Grid Atlantic Initiative $2 million (2020 - $1). The grants have been offset against operations, maintenance and administration expense primarily in the other account.

23. DEPRECIATION AND AMORTIZATION

		2021		2020
Property, plant and equipment	$	**304**	$	296
Depreciation of right-of-use asset		**5**		5
Amortization of intangible assets		**8**		9
Loss on disposal of assets		**4**		8
	$	**321**	$	318

(Amounts are expressed in millions of Canadian dollars except where indicated)

24. TAXES

		2021		2020
Property tax	$	**24**	$	23
Utility and right of way taxes		**25**		24
	$	**49**	$	47

25. FINANCE COSTS

		2021		2020
Interest on long-term and short-term debt	$	**182**	$	211
Accretion		**44**		40
Debt portfolio management fee		**32**		32
Foreign exchange on long-term debt		**(39)**		21
Interest on post-employment benefits		**5**		4
Foreign exchange translation gains and losses		**18**		(2)
		242		306
Interest capitalized during construction		**(7)**		(7)
	$	**235**	$	299

(Amounts are expressed in millions of Canadian dollars except where indicated)

26. LOANS AND BORROWING

A reconciliation of movements of liabilities to cash flows arising from financing activities is provided below

	Sinking funds	Long-term debt	Lease liability	Short-term debt	Total
Balance at April 1, 2019	$ (562)	$ 4,609	$ -	$ 897	$ 4,944
Changes from financing cash flows					
Sinking fund installments	(49)	-	-	-	(49)
Sinking fund redemptions	61	-	-	-	61
Increase in short-term indebtedness	-	-	-	(206)	(206)
Proceeds on long-term debt	-	645	-	-	645
Debt retirements	-	(450)	-	-	(450)
Principal repayment of finance lease obligation	-	-	(6)	-	(6)
Total changes from financing cash flows	12	195	(6)	(206)	(5)
Other changes					
Sinking fund earnings	(22)	-	-	-	(22)
Foreign exchange (gains) losses	(21)	21	-	-	-
Asset additions	-	-	12	-	12
Lease transition entry	-	-	(1)	-	(1)
Total other changes	(43)	21	11	-	(11)
Balance at March 31, 2020	(593)	4,825	5	691	4,928
Changes from financing cash flows					
Sinking fund installments	(49)	-	-	-	(49)
Sinking fund redemptions	230	-	-	-	230
(Decrease) in short-term indebtedness	-	-	-	(83)	(83)
Proceeds on long-term debt	-	303	-	-	303
Debt retirements	-	(367)	-	-	(367)
Principal repayment of finance lease obligation	-	-	(6)	-	(6)
Total changes from financing cash flows	181	(64)	(6)	(83)	28
Other changes					
Sinking fund earnings	(16)	-	-	-	(16)
Foreign exchange (gains) losses	18	(27)	-	-	(9)
Asset additions	-	-	31	-	31
Total other changes	2	(27)	31	-	6
Balance at March 31, 2021	$ (410)	$ 4,734	$ 30	$ 608	$ 4,962

27. FINANCIAL INSTRUMENTS

A financial instrument (Note 3.n) is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity (for example, accounts receivable/accounts payable).

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A financial instrument's fair value at a given date (including fair values of forward contracts used for hedging purposes, and other derivative positions) reflects, among other things, differences between the instrument's contractual terms and the terms currently available in the market.

The financial instruments carried at fair value are classified using a fair value hierarchy which has three levels.

Level 1: Fair value determination is based on inputs that are quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value is determined using inputs, other than quoted prices in level 1 that are observable for the financial asset or financial liability, either directly or indirectly. These inputs include quoted prices for similar financial instruments in active markets, quoted price for similar instruments that are not active, and inputs other than quoted prices that are observable for the instrument. These are inputs that are derived principally from, or corroborated by, observable market data.

Level 3: Fair value is determined based on valuation models using inputs that are not based on observable market data. Unobservable inputs reflect subjective assumptions that market participants may use in pricing the investments. The investments classified as level 3 include private real estate and private infrastructure investments. Real estate and infrastructure valuations are reported by the fund managers and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, capitalization rates, discounted future cash flows and market-based comparable data.

Refer to Note 28 Financial Instrument Risk Management, Market risk, for the sensitivity analysis.

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value of Financial Instruments (Continued)

The following table is a summary of NB Power's outstanding financial instruments.

			March 31, 2021		March 31, 2020
	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets					
Cash	1	$ **3**	$ **3**	$ 3	$ 3
Accounts receivable	1	**272**	**272**	279	279
Nuclear decommissioning and used fuel management fund	2-3	**843**	**843**	755	755
Sinking fund receivable	1	**410**	**410**	593	593
Derivative assets	2	**8**	**8**	46	46
Total financial assets		**1,536**	**1,536**	1,676	1,676
Financial liabilities					
Short-term indebtedness	1	**608**	**608**	691	691
Accounts payable and accrued liabilities	1	**320**	**320**	295	295
Accrued interest on short and long-term debt	1	**33**	**33**	42	42
Long-term debt	2	**4,734**	**5,189**	4,825	5,403
Derivative liabilities	2	**48**	**48**	126	126
Total financial liabilities		**$ 5,743**	**$ 6,198**	$ 5,979	$ 6,557

The nuclear investment funds will fluctuate in value due to changes in the fair market value of the investments.

The fair value hierarchy for the nuclear decommissioning and used fuel management funds is outlined in the following table.

Hierarchy	2021	2020
Level 2	$ **720**	$ 651
Level 3	**123**	104
	$ **843**	$ 755

Transfers between levels 1 and 2

There were no transfers between levels 1 and 2 in 2021.

27. FINANCIAL INSTRUMENTS (CONTINUED)

Hierarchy Level 3 Investment Continuity

The nuclear decommissioning and used fuel management funds have investments carried at fair value hierarchy level 3. The following table is the investment continuity of level 3.

Balance April 1, 2019	$	80
Purchases		27
Sales		(7)
Gains recognized in earnings		4
Balance, March 31, 2020		104
Purchases		**36**
Sales		**(19)**
Gains recognized in earnings		2
Balance, March 31, 2021	$	123

Derivative Financial Instruments Summary

Derivative financial instruments are recorded on the balance sheet at fair value. The following table summarizes the classification and fair values of the derivative financial instruments as at March 31.

			March 31, 2021			March 31, 2020	
	Unit of measure	Maturing over (months)	Committed purchases (in millions)	Weighted average price		Committed purchases (in millions)	Weighted average price
Foreign exchange derivatives (1)	USD	75	477.5 $	1.30	CAD	447.8 $	1.30 CAD
Heavy fuel oil derivatives (2)	barrels	22	0.4	50.40	USD	0.5	61.36 USD
Natural gas derivatives (3)	GJ	67	45.7	2.33	CAD	3.2	1.86 CAD
Coal derivatives (4)	MT	11	-	-		0.4	68.95 USD
Electricity derivatives (5)	MWh	69	7.3	42.10	USD	6.5	46.68 USD
Uranium derivatives (6)	LB	11	0.2 $	32.65	USD	0.3 $	31.06 USD

(1) NB Power hedges exchange risk relating to net forecasted US dollar requirements, by entering into forward contracts to sell Canadian dollars and to acquire US dollars.

(2) NB Power hedges its anticipated exposure to changes in the cost of heavy fuel oil.

(3) NB Power hedges its anticipated exposure to changes in natural gas prices.

(4) NB Power hedges its anticipated exposure to changes in the cost of coal.

(5) NB Power hedges its anticipated exposure relating to changes in electricity prices. This is done through both sale contracts and purchase contracts.

(6) NB Power hedges its anticipated exposure to changes in uranium prices.

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Reconciliation to Statement of Financial Position

The following table summarizes the position of the derivative financial instruments recorded on the statement of financial position at March 31, 2021. These include

- the fair value of derivative instruments in hedging relationships, and
- the fair value of derivative instruments that do not qualify for hedge accounting.

The derivative financial instruments had a total net asset impact of $(40) million at March 31, 2021. Of the $(40) million, the retained earnings impact is $(5) million and the accumulated other comprehensive income impact is $(35) million.

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Total	2020 Total
Current derivative assets	$ -	$ 1	$ -	$ 4	$ -	**$ 5**	**$ 24**
Long-term derivative assets	2	-	-	1	-	**3**	**22**
Current derivative liabilities	(14)	-	(3)	-	(2)	**(19)**	**(91)**
Long-term derivative liabilities	(7)	(3)	(19)	-	-	**(29)**	**(35)**
Total assets (liabilities)	$ (19)	$ (2)	$ (22)	$ 5	$ (2)	**$ (40)**	**$ (80)**

Financial Instrument Impact on Equity

a. Derivative financial instruments that do not qualify for hedge accounting

The following table illustrates the impact on retained earnings for derivative instruments that do not qualify for hedge accounting.

	Foreign exchange contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Total
Balance, April 1, 2019	$ 2	$ (3)	$ 1	$ -	$ -
Impact of mark-to-market adjustments	2	(4)	(2)	-	(4)
Hedge ineffectiveness	-	(2)	-	-	(2)
Settlements	1	(1)	1	-	1
Balance, March 31, 2020	5	(10)	-	-	(5)
Impact of mark-to-market adjustments	**(10)**	**17**	**4**	**2**	**13**
Hedge ineffectiveness	**-**	**1**	**-**	**-**	**1**
Settlements	**3**	**(10)**	**(4)**	**(3)**	**(14)**
Balance, March 31, 2021	**$ (2)**	**$ (2)**	**$ -**	**$ (1)**	**$ (5)**

(Amounts are expressed in millions of Canadian dollars except where indicated)

27. FINANCIAL INSTRUMENTS (CONTINUED)

b. Financial instrument impact on accumulated other comprehensive income

The impact of financial instruments on accumulated other comprehensive income is comprised of

- the fair value of the derivative financial instruments that qualify for hedge accounting, and
- the settlement of the interest rate swaps which are amortized over the life of the corresponding debt

The following table illustrates the impact of the cash flow hedges on accumulated other comprehensive income.

	Foreign exchange contracts	Natural gas contracts	Electricity contracts	Heavy fuel oil contracts	Coal contracts	Uranium contracts	AOCI - derivative financial instruments
Balance, April 1, 2019	$ 18	$ -	$ (16)	$ 1	$ -	$ (2)	$ 1
Impact of mark-to-market adjustments	36	-	(186)	(21)	(9)	-	(180)
Hedge ineffectiveness	-	-	2	-	-	-	2
Reclassification to income of settled derivatives designated as cash flow hedges	(13)	-	114	-	-	1	102
Balance, March 31, 2020	41	-	(86)	(20)	(9)	(1)	(75)
Impact of mark-to-market adjustments	**(62)**	**(1)**	**31**	**20**	**8**	**1**	**(3)**
Hedge ineffectiveness	**-**	**-**	**(1)**	**-**	**-**	**-**	**(1)**
Reclassification to income of settled derivatives designated as cash flow hedges	**4**	**(1)**	**36**	**5**	**-**	**-**	**44**
Balance, March 31, 2021	**$ (17)**	**$ (2)**	**$ (20)**	**$ 5**	**$ (1)**	**$ -**	**$ (35)**

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT

NB Power is exposed to a number of risks arising from its use of financial instruments. NB Power is or may be subject to certain risks including credit risk, liquidity risk, interest rate risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of NB Power's risk management framework. Financial instrument risk management strategies may expose NB Power to further gains or losses, but serve to stabilize future cash flows, reduce the volatility of operating results, and increase overall financial strength. Individual risks and NB Power's approach to managing such risks are discussed as below.

Credit risk

Credit risk is a risk that a financial loss will occur due to a counterparty failing to perform its obligations under the terms of a financial instrument.

Managing credit risk

To manage credit risk, NB Power

- conducts a thorough assessment of counterparties prior to granting credit, and
- actively monitors the financial health of its significant counterparties, and the potential exposure to them on an on-going basis.

The following is a summary of the fair value of NB Power's financial instruments that are exposed to credit risk.

Financial assets	2021 Fair value	2020 Fair value
Cash	**$ 3**	$ 3
Accounts receivable	**272**	279
Nuclear decommissioning and used fuel management funds	**843**	755
Sinking fund receivable	**410**	593
Derivative assets	**8**	46
	$ 1,536	$ 1,676

Cash

The credit risk associated with cash is considered to be low as the funds are deposited with Canadian chartered banks.

Accounts receivable

Accounts receivable are largely a combination of receivables from residential and commercial in-province and out-of-province customers. To reduce credit risk, NB Power monitors outstanding receivables and pursues collection of overdue amounts.

Certain derivative financial instruments contracts require the customer to provide NB Power collateral when the fair value of the obligation is in excess of the credit limit.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for trade and unbilled revenue from individual customers at March 31, 2021.

	Weighted-average loss rate	Gross carrying amount	Loss allowance
Trade			
Current	0.58%	$ 184	$ 1
31 - 60 days	12.23%	5	-
61 - 90 days	60.96%	1	1
91 - 365 days	32.10%	3	1
Greater than 365 days	-%	-	-
Expected credit loss allowance		(4)	-
		189	3
Unbilled revenue	1.50%	82	1
Other receivables		1	-
		$ 272	$ 4

Loss rates are based on actual credit loss past experience and are adjusted to reflect differences between current and historical economic conditions. NB Power continues to monitor the COVID-19 pandemic and its effect on the expected credit loss. The expected credit loss has been adjusted to reflect current assumptions on expected customer defaults due to the pandemic. NB Power did not realize the level of customer defaults as predicted in the prior year and has seen a reduction in the average days sales outstanding which has been reflected in the assumptions. There are no expected credit losses for out-of-province and transmission receivables as there are no significant write-offs nor is there any expectation of any.

Expected credit loss allowance is reviewed on a regular basis and based on the estimate of outstanding accounts that are at risk of being uncollectable.

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

The movement in the expected credit loss, in respect to trade receivables and contract assets, during the year is described in the following table.

Reconciliation of expected credit loss		2021		2020
Balance at April 1	$	5	$	4
Amounts written off		(3)		(3)
Net measurement of loss allowance		3		5
Bad debts recovery during the year		(1)		(1)
Balance at March 31	$	4	$	5

Concentration of credit risk

No significant concentration of credit risk exists within accounts receivable as the receivables are spread across numerous in-province and out-of-province customers. In certain circumstances, NB Power holds deposits or requires letters of credit.

Sinking fund receivable

NB Power pays one per cent of its outstanding debt annually into a sinking fund administered by the Province of New Brunswick. These payments are invested in cash and fixed income securities and managed by the Province of New Brunswick. The amount will be received from the Province when the corresponding debt issues mature.

Concentration of credit risk

There is a high concentration of credit risk at March 31, 2021 in relation to the sinking fund receivable, as the receivable is from one counterparty. Since the counterparty is the Province of New Brunswick, which is the Shareholder of NB Power, the associated credit risk is considered to be low. The Province of New Brunswick bears the credit risk for the investments.

Derivative assets

NB Power only enters into derivative financial instrument transactions with highly credit-worthy counterparties. All of the counterparties with which NB Power has outstanding positions have investment grade credit ratings assigned to them by external rating agencies.

NB Power

• monitors counterparty credit limits on an ongoing basis, and
• requests collateral for exposures that exceed assigned credit limits.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Credit risk (Continued)

Concentration of credit risk

There is a concentration of credit risk at March 31,2021in relation to derivative assets, as the bulk of the derivative asset balance is tied to a small number of counterparties. However, since the majority of the amount is associated with counterparties that are Canadian chartered banks and other reputable financial institutions, the associated credit risk is considered to be low.

Nuclear decommissioning and used fuel management funds

NB Power limits its credit risk associated with the bonds held in the nuclear decommissioning, used fuel management funds and the nuclear fuel waste trust fund. The current portfolio is comprised of investment grade ratings of BBB or above for longer-term securities and R-1 for short-term debt. The following table outlines the allocation of the maximum credit exposure by investment grade ratings.

Maximum credit exposure	AAA	AA	A	BBB	R - 1	Other	Total	2020 Total
Used fuel management fund	$ 7	$ 10	$ 8	$ 6	$ 4	$ 3	**$ 38**	**$ 29**
Nuclear decommissioning fund	**32**	42	29	20	9	5	**137**	**119**
Nuclear fuel waste trust	**46**	64	47	34	1	1	**193**	**180**
	$ **85**	$ 116	$ 84	$ 60	$ 14	$ 9	**$ 368**	**$ 328**

Market risk

Market risk is the risk that NB Power's earnings or financial instrument values will fluctuate due to changes in market prices.

NB Power is exposed to a variety of market price risks such as changes in:

- foreign exchange rates,
- interest rates,
- commodity prices,
- private real estate capitalization rates,
- changes in per unit net asset values in private equity funds, and
- changes in valuations in infrastructure funds.

NB Power manages the foreign exchange rates, interest rates, and commodity prices exposures through the use of forwards and other derivative instruments in accordance with Board approved policies. The COVID-19 pandemic and the associated disruptions to businesses has resulted in an economic slowdown which has resulted in increased volatility in the markets. The fair values of level 1 and level 2 investments and level 3 infrastructure, real estate and private equity investments, the fair values at March 31, 2021 reflect the market rates and prices at that date.

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Market risk (Continued)

The nuclear decommissioning and used fuel management funds are managed by Vestcor Investment Management Corporation. The funds are invested in NBIMC unit trusts and direct interests in private real estate and infrastructure investments. The nuclear fuel waste trust is invested in NBIMC unit trusts. The NBIMC unit trusts invest in fixed income securities, and domestic and international equities. These are subject to market risk and will fluctuate in value due to changes in market prices. These funds are in place to cover the expected expenditures related to the nuclear decommissioning and used fuel management obligations. The nature of the investments and level of market risk are consistent with the long-term nature of the related liability.

The following table provides a sensitivity analysis which shows the dollar value impact of small changes in various market rates and prices. The amounts shown are derived from outstanding financial instruments that existed at March 31, 2021

	Impact on earnings		Impact on other comprehensive income
Exchange and interest rates			
1% change in CAD/USD exchange rate	$	1 $	4
0.25% change in short-term debt rates		2	-
1 % change in investment yields		27	-
Commodity prices			
$5/bbl change in the price of heavy fuel oil		-	2
$1/GJ change in natural gas prices		-	46
$5/ LB change in Uranium prices		-	1
$5/MWh changes in electricity prices		-	36
Private real estate, infrastructure and private equity investments			
0.25% change in discount rate		4	-
infrastructure valuation range	$	4 $	-

For private infrastructure investments, the most significant input into the calculation of fair value level 3 investments is the discount rate applied to expected future cash flows. Where such investments are held within managed funds, the discount rate assumptions are not readily available. The table above discloses the impact on earnings based on the difference between the estimated fair value of the funds between the low and high end of possible values.

Liquidity risk

Liquidity risk is a risk that NB Power will have difficulty or be unable to meet its financial obligations associated with financial liabilities.

(Amounts are expressed in millions of Canadian dollars except where indicated)

28. FINANCIAL INSTRUMENT RISK MANAGEMENT (CONTINUED)

Liquidity risk (Continued)

NB Power forecasts its financing requirements on a consistent basis so that it can plan and arrange for financing to meet financial obligations as they come due. The following table summarizes the contractual maturities of NB Power's financial liabilities at March 31, 2021 and in future years.

			Timing of contractual cash flows				
Financial liability	**Carrying amount**	**Contractual cash flows**	**< 2 months**	**2 - 12 months**	**2023**	**2024 - 2026**	**2027 and thereafter**
Short-term indebtedness	$ **608**	$ **608**	$ 608	$ -	$ -	$ -	$ -
Accounts payable and accrued liabilities	**320**	**320**	320	-	-	-	-
Accrued interest	**33**	**33**	7	26	-	-	-
Derivative liabilities	**48**	**48**	9	10	13	12	4
Long-term debt	**4,734**	**4,701**	-	400	226	350	3,725
Interest on long-term debt	-	**3,387**	8	167	156	426	2,630
	$ **5,743**	$ **9,097**	$ 952	$ 603	$ 395	$ 788	$ 6,359

NB Power believes it has the ability to generate sufficient funding to meet these financial obligations.

29. RELATED PARTY TRANSACTIONS

Related parties to NB Power include

- The Province of New Brunswick as outlined in Note 1.
- New Brunswick Energy Solutions Corporation, a provincial crown corporation.

New Brunswick Energy Solutions Corporation

The Province of New Brunswick was issued 200 voting, fully participating Class A shares of New Brunswick Energy Solutions Corporation and NB Power was issued 100 voting, non-participating Class B shares at a nominal amount. NB Power is not entitled to dividends unless or until there are no Class A shares issued or outstanding. NB Power has no control or significant influence on New Brunswick Energy Solutions Corporation. The investment in New Brunswick Energy Solutions Corporation is recognized as a financial instrument and is recorded at FVTPL, which is not significantly different than its cost of $1, which is recorded in other assets.

Sinking Fund Receivable

At March 31, 2021 NB Power has a sinking fund receivable from the Province of New Brunswick of $410 million as compared to $593 million in 2020 (Note 10).

(Amounts are expressed in millions of Canadian dollars except where indicated)

29. RELATED PARTY TRANSACTIONS (CONTINUED)

Debt

NB Power has debt payable to the Province of New Brunswick (Notes 13 and 14).

Payments to the Province of New Brunswick

During the year NB Power made payments to the Province of New Brunswick for property taxes, utility taxes, and right of way taxes of $49 million, as compared to $47 million in 2020 (Note 24).

Key Management and Board Compensation

The compensation paid or payable to key management (defined as executive officers) and the Board of Directors is shown below.

	2021	2020
Salaries and short-term employee benefits	$ 4	$ 5
Post-employment expense	1	2
	$ 5	$ 7

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES

This details the commitments, contingencies and guarantees in place at NB Power.

	2022	2023	2024	2025	2026	2027 and thereafter
Fuel contracts	$ 151	$ 135	$ 135	$ 98	$ 85	$ 1,027
Committed capital	88	39	31	-	-	-
Operating leases	1	1	-	-	-	-
Other commitments	13	11	9	9	5	28
	$ 253	$ 186	$ 175	$ 107	$ 90	$ 1,055

(Amounts are expressed in millions of Canadian dollars except where indicated)

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Power purchase agreements

NB Power has entered into power purchase arrangements to purchase electricity at predetermined rates. These arrangements are assessed as to whether they contain leases that convey the right to NB Power to use the projects' property, plant and equipment in return for future payments. Such arrangements are classified as either finance or operating leases. As NB Power's arrangements do not transfer substantially all of the benefits and risks of ownership of the property to NB Power, all such power purchase arrangements are accounted for as operating leases. They are described below.

Duration of agreement	End date	Amount of energy	Agreement to purchase
7 years	2026	90 MW	90 MW of the total 99 MW of electrical energy of a wind generation facility
5 years	2023	42 MW	all the electrical energy of a wind generation facility
20 years	2024	90 MW	all the capacity and electrical energy produced by a co-generation facility
30 years	2027	38.5 MW	all the capacity and electrical energy from a co-generation facility
20 years	2029	48 MW	all the electrical energy of a wind generation facility
20 years	2029	51 MW	all the electrical energy of a wind generation facility
20 years	2032	8.8 MW	all of the capacity, energy, and environmental attributes generated by the generating stations
25 years	2033	96 MW	all the electrical energy of a wind generation facility
25 years	2034	45 MW	all the electrical energy of a wind generation facility
25 years	2035	54 MW	all the electrical energy of a wind generation facility
25 years	2035	17 MW	all the electrical energy of a wind generation facility
25 years	2044	18 MW	all the electrical energy of a wind generation facility
30 years	2049	20 MW	all the electrical energy of a wind generation facility

NB Power has entered into a power purchase agreement and will commence purchasing the electricity on completion of the construction phase of the generation facility. The expected completion date was December 31, 2020. Under the terms of the agreement, NB Power is committed to purchasing annually, 20 MW of electrical energy of a wind generation facility for a period of 30 years ending in 2050.

Energy Sales and Transmission Rights Assignment Agreement

NB Power entered into an energy sales and transmission rights assignment agreement which expires in 2040. NB Power is committed to purchase 2 million MWh a year at the market price at the time of the purchase.

30. COMMITMENTS, CONTINGENCIES AND GUARANTEES (CONTINUED)

Gypsum Contract

NB Power entered into a 21.5 year contract expiring in 2026 to supply specified quantities of synthetic gypsum to a third party. In the event of a production shortfall, NB Power must compensate the third party for any shortfall. The compensation paid, if required, is based on the contracted quantity of gypsum at fixed price. The fixed price is escalated each year by the Consumer Price Index.

Large Industrial Renewable Energy Purchases Program

NB Power purchases electricity from renewable sources, such as biomass and river hydro, from qualifying large industrial customers who have renewable electricity generating facilities located in New Brunswick.

The program is included in the Electricity Act under the renewable portfolio standard regulation. There are four program agreements in place. From April 1, 2020 to March 31, 2021, 432 GWh of qualified renewable energy was purchased under the program.

The Large Industrial Renewable Energy Purchase Program allows NB Power to purchase renewable energy generated by its largest customers at a set rate. This renewable energy will count towards meeting the Province of New Brunswick's renewable energy targets.

Legal proceedings

NB Power may, from time-to-time, be involved in legal proceedings, claims and litigations that arise in the ordinary course of business. NB Power believes these would not reasonably be expected to have a material adverse effect on the financial condition of NB Power.



Statistical
Overview

Statement of Generation[1]

(millions of kWh)

	2020/21	2019/20	2018/19	2017/18	2016/17
Hydro	2,652	2,700	2,292	2,541	2,848
Thermal	2,196	3,118	4,001	3,620	3,992
Nuclear	4,399	5,404	5,220	5,531	4,860
Combustion turbine	793	14	3	6	2
Purchases	8,714	8,417	6,683	6,511	6,206
Gross generation and purchases	18,754	19,653	18,199	18,209	17,908
Station service	540	627	664	664	658
Net generation and purchases	18,214	19,026	17,535	17,545	17,250
Losses - transformer and transmission	610	588	611	532	518
Total energy available for distribution	17,604	18,438	16,924	17,013	16,732

Statement of Sales

(millions of kWh)

	2020/21	2019/20	2018/19	2017/18	2016/17
Wholesale	1,159	1,219	1,262	1,215	1,225
Industrial	4,199	4,285	4,125	4,479	4,315
General service	2,152	2,313	2,371	2,332	2,320
Residential	5,159	5,236	5,384	5,100	5,134
Streetlights	44	44	44	44	45
Total in-province sales	12,713	13,097	13,186	13,170	13,039
Interconnections	4,576	5,049	3,373	3,491	3,360
Total sales	17,289	18,146	16,559	16,661	16,399
Distribution losses	315	292	345	352	333
Total energy distributed and sold	17,604	18,438	16,904	17,013	16,732

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

Statement of Revenue[1]

(in millions)

	2020/21	2019/20	2018/19	2017/18	2016/17
Wholesale	$ 112	$ 116	$ 119	$ 113	$ 112
Industrial	312	312	302	333	315
General service	276	297	299	292	289
Residential	669	669	671	638	628
Streetlights	26	26	25	26	25
Total in-province sales	1,395	1,420	1,416	1,402	1,369
Interconnections	368	428	293	265	251
Total sales	1,763	1,848	1,709	1,667	1,620
Miscellaneous	71	76	87	84	76
Total revenue	$ 1,834	$ 1,924	$ 1,796	$ 1,751	$ 1,696

Statement of In-Province Generation[1]

(millions of kWh)

	2020/21	2019/20	2018/19	2017/18	2016/17
Hydro	2,280	2,501	2,184	2,318	2,685
Coal and petroleum coke	1,412	1,774	2,855	2,517	2,753
Natural gas	753	286	-	-	-
Heavy fuel oil and diesel	200	44	234	286	266
Nuclear	3,894	4,814	4,636	4,922	4,315
Purchases	4,984	4,454	4,211	3,948	3,780
Net generation and purchases	13,523	13,873	14,120	13,991	13,799
Losses - transformer and transmission	610	588	631	532	518
Total energy available for distribution	12,913	13,285	13,489	13,459	13,281

Operating Statistics

	2020/21	2019/20	2018/19	2017/18	2016/17
Transmission lines - km	6,875	6,905	6,905	6,900	6,865
Distribution lines - km	21,434	21,358	21,274	21,215	21,121
Residential customers	335,449	331,135	328,968	327,281	325,329
Industrial customers	1,814	1,805	1,776	1,747	1,745
General service customers	27,041	26,787	26,629	26,377	26,025
Non-metered customers	2,770	2,786	2,842	2,833	2,819
Direct customers	367,074	362,513	360,215	358,238	355,918
Indirect customers	45,710	47,381	45,251	45,230	45,248
Total customers	412,784	409,894	405,466	403,468	401,166
Positions - regular	2,576	2,569	2,529	2,497	2,462
Positions - temporary	109	109	83	85	81
Total positions	2,685	2,678	2,612	2,582	2,543

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

Statement of Earnings Summary[1]

(in millions)

	2020/21	2019/20	2018/19	2017/18	2016/17
Sales of electricity - In-province	$ 1,395	$ 1,420	$ 1,416	$ 1,402	$ 1,369
Sales of electricity - Out-of-province	368	428	293	265	251
Miscellaneous revenue	71	76	87	84	76
Fuel and purchased power	(802)	(777)	(761)	(727)	(702)
Operations, maintenance and administration	(508)	(529)	(493)	(474)	(483)
Depreciation and amortization	(321)	(318)	(271)	(253)	(233)
Taxes	(49)	(47)	(45)	(44)	(43)
Finance costs	(235)	(299)	(287)	(264)	(280)
Sinking funds and other investment income	(4)	46	37	17	34
Mark-to-market of fair value through profit and loss investments	95	(4)	54	30	50
Net changes in regulatory balances	(14)	(12)	(10)	(13)	(12)
Net (loss) earnings	$ (4)	$ (16)	$ 20	$ 23	$ 27

Statement of Financial Position Summary March 31[1]

(in millions)

Assets

	2020/21	2019/20	2018/19	2017/18	2016/17
Current assets	$ 522	$ 546	$ 555	$ 434	$ 444
Property, plant and equipment	4,741	4,679	4,495	4,337	4,280
Other non-current assets	1,313	1,420	1,393	1,275	1,235
Total assets	6,576	6,645	6,443	6,046	5,959
Regulatory balances	858	872	884	894	1,009
Total assets and regulatory balances	$ 7,434	$ 7,517	$ 7,327	$ 6,940	$ 6,968

Liabilities and Shareholder's Equity

	2020/21	2019/20	2018/19	2017/18	2016/17
Current liabilities	$ 1,385	$ 1,500	$ 1,702	$ 1,608	$ 1,708
Long-term debt	4,334	4,447	4,159	3,997	4,007
Other non-current liabilities	1,398	1,279	1,089	997	933
Shareholder's equity	317	291	377	338	320
Total liabilities and shareholder's equity	$ 7,434	$ 7,517	$ 7,327	$ 6,940	$ 6,968

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

Cash Flow Summary[1,2]

(in millions)

	2020/21	2019/20	2018/19	2017/18	2016/17
Cash receipts from customers	$ 1,835	$ 1,953	$ 1,737	$ 1,769	$ 1,692
Cash paid to suppliers and employees	(1,316)	(1,337)	(1,324)	(1,229)	(1,187)
Interest paid and other	(228)	(245)	(234)	(234)	(251)
Operating activities	291	371	179	306	254
Investing activities	(319)	(367)	(375)	(192)	(262)
Financing activities	28	(5)	194	(109)	7
Net cash inflow (outflow)	-	(1)	(2)	5	(1)
Cash					
Beginning of year	3	4	6	1	2
End of year	$ 3	$ 3	$ 4	$ 6	$ 1

Finance Costs and Investment Income

(in millions)

	2020/21	2019/20	2018/19	2017/18	2016/17
Interest on long-term and short-term debt	$ 182	$ 211	$ 208	$ 206	$ 207
Accretion	44	40	37	35	33
Debt portfolio management fee	32	32	31	32	32
Foreign exchange (losses) gains	(21)	20	13	(9)	7
Interest on post-employment benefits	5	4	5	4	5
Interest capitalized during construction	(7)	(8)	(7)	(6)	(4)
Amortization of premiums and discounts on long-term debt	-	-	-	2	-
Finance costs	235	299	287	264	280
Sinking funds, and other investments income	4	(46)	(37)	(17)	(34)
Mark-to-market of fair value through profit and loss investments	(95)	4	(54)	(30)	(50)
Finance costs and investment income	$ 144	$ 257	$ 196	$ 217	$ 196

[1] Certain comparative figures have been reclassified to conform to the current year's presentation

[2] Beginning with fiscal year 2016/17 NB Power transitioned from the indirect cash flow method to the direct cashflow method. Operating activities have been restated in 2016/17 to conform with the new presentation. The years 2014/15 and 2015/16 are presented based on the indirect cash flow method.

Financial Ratios[1]

	2020/21	2019/20	2018/19	2017/18	2016/17
Gross margin	55 %	58 %	55 %	(57)%	57 %
Operating cash flow / total debt	6 %	8 %	4 %	6 %	5 %
Per cent of debt in capital structure[2]	94 %	94 %	93 %	93 %	94 %
Interest coverage ratio[3]	0.72	1.04	0.95	1.05	0.98

Other Statistics

	2020/21	2019/20	2018/19	2017/18	2016/17
Rate increase	1.8 %	2.5 %	0.9 %	1.8 %	1.6 %
CPI (New Brunswick)	0.2 %	1.7 %	2.1 %	2.3 %	2.2 %
GDP increases (New Brunswick)[4]	(3.7)%	1.2 %	0.5 %	2.5 %	0.8 %
Capital expenditures (millions)[5]	$ 316	$ 361	$ 373	$ 177	$ 279
Change in total debt (millions)	$ 9	$ (20)	$ 173	$ (133)	$ (13)
Per cent breakdown of long-term debt					
Canadian dollar	97.3 %	92.8 %	92.8 %	92.7 %	92.5 %
US dollar	2.7 %	7.2 %	7.2 %	7.3 %	7.5 %
Weighted average coupon interest rate	3.7 %	4.1 %	4.2 %	4.2 %	4.4 %
Canadian Dollar - March 31	0.795	0.705	0.748	0.776	0.752

Capital Management

	2020/21	2019/20	2018/19	2017/18	2016/17
Long-term debt	$ 4,734	$ 4,825	$ 4,609	$ 4,407	$ 4,427
Short-term debt	608	691	897	871	977
Total debt	5,342	5,516	5,506	5,278	5,404
Sinking fund receivable	(410)	(593)	(562)	(505)	(503)
Cash	(3)	(3)	(4)	(6)	(1)
Total net debt	4,929	4,920	4,940	4,767	4,900
Retained earnings	470	473	490	470	447
Accumulated other comprehensive (loss)	(153)	(182)	(113)	(132)	(127)
Total capital	5,246	5,211	5,317	5,105	5,220
Total capital excluding AOCI	$ 5,399	$ 5,393	$ 5,430	$ 5,237	$ 5,347
Percentage of net debt in capital structure	94 %	94 %	93 %	93 %	94 %
Percentage of net debt in capital structure (excluding AOCI)	91 %	91 %	91 %	91 %	92 %

[1] Certain comparative figures have been reclassified to conform to the current year's presentation
[2] Debt ratio = debt / (debt + equity), where debt = (long-term debt + short-term indebtedness - sinking funds receivable - cash)
[3] Interest coverage ratio = operating earnings / interest expense
[4] The Provincial Government restated its GDP growth rates for the past years
[5] Capital expenditures include cash paid on business combination and are net of proceeds on disposal



Accountability
Reporting

Mandate Letter

As prescribed in the *Accountability and Continuous Improvement Act*, NB Power receives direction in the form of a mandate letter from the Minister of Natural Resources and Energy Development. NB Power strives to achieve the objectives set out in its mandate letter.

2020/21 Mandate

Capital Structure

Achieve a capital structure of at least 20 per cent equity by 2027 through cost reductions and other appropriate mechanisms that will maintain low and stable rates for New Brunswickers. This target should come first and foremost in utility planning and may require eliminating investments in other endeavours such as research and business development opportunities until the equity target is met.

Status Update

NB Power is committed to making steady progress towards this goal while also maintaining NB Power's commitment to competitive rate increases.

In 2020/21, progress towards this goal was significantly impacted by the pandemic and an unplanned outage at the Point Lepreau Nuclear Generating Station. Net debt increased by $9 million during the year compared to the $17 million targeted decrease.

NB Power remains committed to meeting the legislative target by 2027 as per its mandate.

Collaboration

Continue to work with communities in the province, with a particular focus on First Nations to provide opportunities to collaborate and partner in the electricity sector.

Status Update

NB Power continues to work with local communities and First Nations under the Locally Owned Renewable Energy Projects that are Small Scale Program (LORESS). In addition, NB Power has a robust First Nations consultation program on a variety of important matters.

Net Metering and Embedded Generation

Ensure opportunities remain open and available under the net metering and embedded generation programs. These programs will continue to operate under strict technical requirements of the utility and under sound financial practices.

Status Update

NB Power remains committed to the net metering and embedded generation programs. The embedded generation program is fully subscribed and under review by NB Power.

At year end, NB Power had 261 customers on net metering, and 11 embedded generators interconnected with a capacity of 16,229 kW.

Greenhouse Gas Emissions

Work with the Province to reduce greenhouse gas emissions using least cost options. The utility will also provide advice and information in a timely manner as required to advocate for fair treatment by the Federal Government under national policies and legislation.

Status Update

In 2020/21, NB Power achieved a grid that was 81 per cent non-emitting and continues to strive for further greenhouse gas reductions.

NB Power continues to work collaboratively with GNB on such initiatives as the Made in New Brunswick Plan and Belledune equivalency.

Business Development Opportunities

Discuss any new business development opportunities with Government for their consideration on behalf of the people of New Brunswick.

Status Update

NB Power provides updates to the Government on business development opportunities.

Annual Plan

Ensure the 2020/21 Annual Plan is presented to Government no later than April 15, 2020. It will include key performance measures and concrete initiatives that support government's priorities as applicable. NB Power will then publish its Annual Plan on its website no later than June 30, 2020.

Status Update

NB Power submitted its draft 2020/21 Annual Plan to the regulator as part of the General Rate Application. NB Power requested that the Energy and Utilities Board delay the rate decision in order to support customers during the pandemic. As a result, the Annual Plan could not be finalized without the final rate decision.

Budget

NB Power will provide Government with key inputs to the budget before filing the annual revenue requirement with the Energy and Utilities Board.

Status Update

NB Power provided the Minister a copy of the 2020/21 draft business plan (including the budget) on September 20, 2019, which was before the regulator filing in October 2019.

Audited Financial Statements

Ensure the 2019/20 Annual Audited Financial Statements are presented to Government no later than June 30, 2020.

Status Update

The 2019/20 Annual Audited Financial Statements were presented to Government on June 30, 2020. The Statements were then provided to the Clerk as part of the Annual Report.

Annual Report

NB Power will provide Government a copy of its Annual Report no later than June 30, 2020. NB Power will then publish the Annual Report on its website no later than July 31, 2020.

Status Update

The 2019/20 Annual Report was presented to Government and published on the NB Power website in July 2020.

New Brunswick Energy Marketing Corporation

Continue to honour the mandate of the New Brunswick Energy Marketing Corporation to carry out the business of importing and exporting energy.

Status Update

New Brunswick Energy Marketing Corporation continues to carry out the business of importing and exporting energy.

Audits Conducted by the Office of the Auditor General

As a Crown Corporation, NB Power is subject to reviews or audits conducted by the Office of the Auditor General. During these audits, NB Power cooperates in an open and transparent manner and is responsive to any recommendations.

NB Power Debt, 2020 Volume II, Chapter 3

Recommendation 3.59

We recommend NB Power prioritize debt reduction by developing a firm and well-defined debt management plan to achieve the mandated debt to equity target by 2027. The plan should comprise:
- achievable annual key performance indicators (KPI) including a debt reduction amount and debt to equity ratio; and
- a requirement to report annually within NB Power's annual report:
  - any deviation from the annual KPIs;
  - reason if the KPIs are not met; and
  - an adjusted action plan to reach 2027 target date.

NB Power Response

NB Power takes very seriously its responsibility to manage and operate its facilities in a safe, reliable and economically sustainable manner. NB Power remains committed to meeting its mandated debt to equity target by 2027. As part of its planning process, NB Power will adjust annually its debt management plan to meet these targets using the best information available to achieve the key performance indicators that include debt reduction amount and debt-to-equity ratio.

NB Power agrees to report annually in its Annual Report on its progress against the key performance indicators including reasons for any variances from the annual key performance indicators.

Significant portions of NB Power's future costs remain outside management's control, including generation fuel and electricity market prices, foreign exchange and interest rates and weather patterns. NB Power will evaluate progress against the plan regularly and reflect in its Annual Plan any future adjustments, including those due to uncontrollable factors, to meet its debt to equity targets.

Target date for implementation
NB Power will begin to include this information in the 2021/22 Annual Plan and the 2021/22 Annual Report.

Recommendation 3.84
We recommend NB Power, to improve its forecasting process, quantify the impact of likely uncertainties in the 10 Year Plan, such as fuel prices, hydro flows, Point Lepreau capacity factor, weather events, etc.

NB Power Response
NB Power uses industry standard data sources and third-party experts to quantify the value of certain future costs such as generation fuel and electricity market prices, foreign exchange and interest rates. NB Power agrees to evaluate additional means to quantify the impact of significant future cost uncertainties outside management's control and to include this information in its planning process.

Target date for implementation
NB Power will include these considerations in the 2021/22 planning cycle.

Climate Change, 2017 Volume I, Chapter 3

Recommendation 3.55
We recommend NB Power:
- perform a comprehensive analysis on the potential impact of phase-out of Belledune Generating Station;
- consult with the Department of Environment and Local Government on a proposed solution regarding the Belledune Generating Station; and
- integrate the Belledune Generating Station phase-out analysis in its Integrated Resource Plan to ensure it has the capacity to meet New Brunswick's future electricity requirements, while respecting energy efficiency and demand reduction programs.

NB Power Status Update (implemented)
NB Power continues to regularly consult with representatives of the Department of Environment and Local Government and the Department of Natural Resources and Energy Development on matters of environmental and energy policy concerning the production. transmission, and distribution of electricity in New Brunswick.

Specifically, formal discussions are ongoing on an equivalency agreement with the federal government that would allow the coal-fired Belledune Generating Station to operate up to 2040, resulting in the same emissions profile as if the Station were retired in 2030, but costing considerably less for those emissions reductions. Both Nova Scotia and Saskatchewan have entered into equivalency agreements.

Recommendation 3.120
We recommend NB Power conduct a corporate level climate change vulnerability assessment.

NB Power Status Update (implemented)
A corporate climate change vulnerability assessment was conducted in October 2019 to evaluate the significance of potential climate impacts on critical and vulnerable assets and operations. Of the 26 climate change risks identified, 11 were evaluated as significant.

Work is currently underway to address some of these risks by storm-hardening the distribution and transmission infrastructure, where possible, through the introduction of new design specifications, widening rights-of-way as part of the vegetation management program and implementing a hazardous tree program to identify and remove mature trees that continue to represent a hazard and implementing improvements in storm response activities.

Recommendation 3.121
We recommend NB Power develop an implementation plan for adapting to climate change after the completion of its vulnerability assessment.

NB Power Status Update (in progress)
NB Power is in the final stages of documenting its Climate Change Adaptation and Mitigation Plan which will describe the processes to assess system vulnerabilities moving forward and the ways to manage risks and opportunities, including cost-effective actions to modify infrastructure.

Public Interest Disclosures

There were no disclosures received pursuant to the *Public Interest Disclosure Act* during the period covered in this annual report.

Apex Industries had a humble beginning, serving as a repair machine shop for heavy industry in Moncton during the 1960's. Now, employees like Rosemarie Malmis who work at Apex are part of a business that has grown to include metal manufacturing, product development and automation for a variety of industries from food and beverage to aerospace. Apex recently found great energy savings through our Industrial Energy Efficiency program. By replacing their lights and compressors with high-efficiency models, they've reduced their energy use by over 960,000 kWh.

This annual report is also available in French and on our website www.nbpower.com

Ce rapport est également publié en français sur notre site Web www.energie.com

New Brunswick Power Corporation
P.O. Box 2000
515 King Street Fredericton, NB
E3B 4X1

NEW BRUNSWICK
POWER CORPORATION



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